UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2013

On February 6, 2014, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three and nine months ended December 31, 2013. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated February 6, 2014, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2014. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and nine months ended December 31, 2013 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: February 6, 2014

Financial Results Release	February 6, 2014
For the Nine Months Ended December 31, 2013	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchange on which the Company’s shares are listed: Tokyo

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Kazuhiko Nakayama, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481

Scheduled filing date of quarterly securities report: February 7, 2014

Scheduled date of dividend payments: -

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2013 (April 1, 2013 – December 31, 2013)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Nine months ended December 31, 2013	8,025,184	1.3%	985,120	(0.8)%	1,024,103	3.9%	484,304	8.4%
Nine months ended December 31, 2012	7,921,720	1.8%	993,237	(1.6)%	985,688	(2.5)%	446,687	24.4%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Nine months ended December 31, 2013	418.78	(yen)	—	(yen)
Nine months ended December 31, 2012	366.64	(yen)	—	(yen)

Notes:	1.	Comprehensive income (loss) attributable to NTT:	For the nine months ended December 31, 2013: 665,709 million yen 35.9%
			For the nine months ended December 31, 2012: 489,949 million yen 61.1%
	2.	Figures for Nine months ended December 31, 2012 have been revised from those disclosed on February 6, 2013, as described in “2. Others (3) Change of accounting policy” on page 9.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
December 31, 2013	19,892,604	10,842,095	8,460,220	42.5%	7,443.36	(yen)
March 31, 2013	19,549,067	10,522,003	8,231,439	42.1%	6,944.17	(yen)

Note:	Figures for March 31, 2013 have been revised from those disclosed on May 10, 2013, as described in “2. Others (3) Change of accounting policy” on page 9.

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2013	—	80.00	(yen)	—	80.00	(yen)	160.00	(yen)
Year Ending March 31, 2014	—	80.00	(yen)	—	—		—
Year Ending March 31, 2014 (Forecasts)	—	—		—	90.00	(yen)	170.00	(yen)

Note: Change in forecasts of dividends during the nine months ended December 31, 2013: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2014 (April 1, 2013 – March 31, 2014)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2014	11,000,000	2.8%	1,230,000	2.3%	1,280,000	6.9%	585,000	12.1%	503.22	(yen)

Notes:	1.	Percentages above represent changes from the previous period.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2014 during the nine months ended December 31, 2013: No
	3.	The percentage changes from the previous period for the forecasts for the fiscal year ending March 31, 2014 for “Income before Income Taxes” and “Net Income Attributable to NTT” have been revised from those disclosed on May 10, 2013 as a result of changes to the figures in NTT’s consolidated financial statements disclosed during the fiscal year ended March 31, 2013, as described in “2. Others (3) Change of accounting policy” on page 9.

*Notes:

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2013, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

Note: This refers to the application of simplified or exceptional accounting for quarterly consolidated financial statements.

(3)	Change of accounting policy

i.	Change due to revision of accounting standards and other regulations: Yes

ii.	Others: None
(For further details, please see “Others” on page 9.)

(4)	Number of shares outstanding (common stock)

i. Number of shares outstanding (including treasury stock):

December 31, 2013 : 1,136,697,235 shares

March 31, 2013 : 1,323,197,235 shares

ii. Number of treasury stock:

December 31, 2013 : 84,865 shares

March 31, 2013 : 137,822,603 shares

iii. Weighted average number of shares outstanding:

For the nine months ended December 31, 2013 :	1,156,476,181 shares

For the nine months ended December 31, 2012 :	1,218,330,024 shares

*	Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly financial statement review process as required by the Financial Instruments and Exchange Act was still ongoing.

*	Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2014, please refer to pages 8 and 23.

On Thursday, February 6, 2014, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i.	Consolidated results

Nine-Month Period Ended December 31, 2013 (April 1, 2013 – December 31, 2013)

	(Billions of yen)
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Change	Percent Change
Operating revenues	7,921.7	8,025.2	103.5	1.3%
Operating expenses	6,928.5	7,040.1	111.6	1.6%
Operating income	993.2	985.1	(8.1)	(0.8)%
Income before income taxes and equity in earnings (losses) of affiliated companies	985.7	1,024.1	38.4	3.9%
Net income attributable to NTT	446.7	484.3	37.6	8.4%

During the nine months ended December 31, 2013, pursuant to its Medium-Term Management Strategy, adopted in November 2012, entitled “Towards the Next Stage,” NTT worked to expand its global cloud services and to strengthen its network service competitiveness in order to become a “valued partner” that customers continue to select.

<Expansion of Global Cloud Services>

In order to expand its global cloud services, NTT Group will take advantage of its capabilities as a group company to provide comprehensive and integrated cloud services from the information and telecommunications platform stage, such as providing data centers and an IP backbone, to the ICT management and applications stage.

Specifically, NTT Group entered into a stock transfer agreement with certain of the shareholders of RagingWire Data Centers (“RagingWire”), a leading provider of data center services in the U.S., to acquire 80% of the outstanding shares of RagingWire, in order to expand the server room space NTT Group can make available at high-quality data centers in the U.S. and to respond to the demand for cloud services.

NTT Group also entered into a stock transfer agreement with the shareholders of Virtela Technology Services Incorporated (“Virtela”), a major provider of network services and cloud-based managed network services in the U.S., to acquire 100% of the outstanding shares of Virtela, in order to improve NTT Group’s business efficiency by integrating operations and to improve services using network function virtualization technology.

In addition, NTT entered into an agreement with the shareholders of Everis Participaciones, S.L. (“Everis”) to acquire 100% of the outstanding shares of Everis, a company based in Spain that provides a wide range of IT services, including consulting, system integration and outsourcing, in order to acquire a business platform in Spain and countries in Latin America.

<Strengthening Network Service Competitiveness>

In the fixed-line communications field, NTT Group continued to work to increase new subscribers and improve long-term customer retention for its “FLET’S Hikari” services. The number of subscriptions for “FLET’S Hikari” (“FLET’S Hikari Light,” “FLET’S Hikari Next” and “B FLET’S”) in eastern Japan exceeded 10 million. In western Japan, NTT began to provide “FLET’S Smart Pay,” a payment service geared towards retail shops. Through “FLET’S Smart Pay,” NTT aims to contribute to the stimulation of the growth of retail shops by introducing a simple and easy-to-install payment service to further spread and increase the use of non-cash payment methods.

In the mobile communications field, NTT Group worked to expand its smartphone user base and to strengthen its competitiveness by launching a variety of handset lineups based on its “recommended smartphones,” and by making the iPhone (*1), which NTT Group started offering in September 2013, available in all DOCOMO shops. In addition, NTT Group expanded the service areas of its “Xi” services that provide a maximum download speed of 100 Mbps and above to the major cities in Japan, and simultaneously expanded its “Xi” services that provide a maximum download speed of 150 Mbps to high usage areas in the Tokyo, Nagoya and Osaka areas. Further, in order to provide customers with networks that are easy to access, NTT Group expanded its outdoor “quad-band LTE” service areas. “Quad-band LTE” is compatible with four spectrum bands (2GHz, 1.7GHz, 1.5GHz and 800MHz). NTT Group also developed and began the installation of indoor base stations and indoor antennas compatible with multi-bands to which the 1.7 GHz and 1.5 GHz frequencies have been added to the 2 GHz frequency previously used.

NTT Group worked to reduce costs related to fixed-line/mobile communications services in order to strengthen the competitiveness of its existing network services. Specifically, NTT worked to further increase the efficiency of its network facilities through the simplification and effective utilization of its existing network facilities, cost reductions in optical transmission line installation jobs by increasing jobs that do not require the dispatch of NTT employees, and also worked to further increase the efficiency of its maintenance and operational business.

As a result of these efforts, NTT Group’s consolidated operating revenues for the nine-month period ended December 31, 2013 were ¥8,025.2 billion (an increase of 1.3% from the same period of the previous fiscal year), consolidated operating expenses were ¥7,040.1 billion (an increase of 1.6% from the same period of the previous fiscal year), consolidated operating income was ¥985.1 billion (a decrease of 0.8% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥1,024.1 billion (an increase of 3.9% from the same period of the previous fiscal year), and consolidated net income attributable to NTT was ¥484.3 billion (an increase of 8.4% from the same period of the previous fiscal year).

Notes:	1.	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.
	2.	Figures from the same period of the previous fiscal year have been revised due to the effect of the retrospective application of the equity method to investments.
	(*1)	“iPhone” is a registered trademark of Apple Inc. The iPhone trademark is used pursuant to AIPHONE CO., LTD.

ii.	Segment results

Results by business segment are as follows.

•	Regional Communications Business Segment

Nine-Month Period Ended December 31, 2013 (April 1, 2013 – December 31, 2013)

	(Billions of yen)
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Change	Percent Change
Operating revenues	2,712.1	2,626.4	(85.8)	(3.2)%
Operating expenses	2,634.3	2,525.9	(108.4)	(4.1)%
Operating income	77.9	100.5	22.6	29.0%

Operating revenues in the regional communications business segment for the nine-month period ended December 31, 2013 were ¥2,626.4 billion (a decrease of 3.2% from the same period of the previous fiscal year) due to the slowdown in the increase in the number of “FLET’S Hikari” subscriptions. As a result, the increase in IP/packet communications revenues was unable to offset the decline in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, operating expenses fell to ¥2,525.9 billion (a decrease of 4.1% from the same period of the previous fiscal year) due to a decrease in personnel expenses as a result of a decline in the number of employees, a decrease in depreciation expenses and other factors, including reductions in sales-related expenses. As a result, segment operating income for the nine-month period ended December 31, 2013 was ¥100.5 billion (an increase of 29.0% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2013	As of December 31, 2013	Change	Percent Change
FLET’S Hikari(1)	17,300	17,873	572	3.3%
NTT East	9,750	10,089	339	3.5%
NTT West	7,550	7,784	234	3.1%
Hikari Denwa(2)	15,169	15,950	781	5.2%
NTT East	8,085	8,526	441	5.5%
NTT West	7,084	7,424	340	4.8%

Notes:

(1)	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.
(2)	The figures for Hikari Denwa indicate number of channels (in thousands).

•	Long Distance and International Communications Business Segment

Nine-Month Period Ended December 31, 2013 (April 1, 2013 – December 31, 2013)

	(Billions of yen)
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Change	Percent Change
Operating revenues	1,228.8	1,312.7	83.9	6.8%
Operating expenses	1,125.3	1,212.3	87.0	7.7%
Operating income	103.5	100.4	(3.1)	(3.0)%

Operating revenues in the long distance and international communications business segment for the nine-month period ended December 31, 2013 were ¥1,312.7 billion (an increase of 6.8% from the same period of the previous fiscal year). Although there was a decrease in fixed voice related revenues, operating revenues increased due to, among other things, an increase in system integration revenues and the depreciation of the yen. Despite cost reductions, operating expenses for the nine-month period ended December 31, 2013 increased to ¥1,212.3 billion (an increase of 7.7% from the same period of the previous fiscal year) due to, among other things, the depreciation of the yen. As a result, segment operating income for the nine-month period ended December 31, 2013 was ¥100.4 billion (a decrease of 3.0% from the same period of the previous fiscal year).

•	Mobile Communications Business Segment

Nine-Month Period Ended December 31, 2013 (April 1, 2013 – December 31, 2013)

	(Billions of yen)
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Change	Percent Change
Operating revenues	3,370.8	3,363.6	(7.2)	(0.2)%
Operating expenses	2,668.0	2,677.8	9.9	0.4%
Operating income	702.8	685.7	(17.1)	(2.4)%

Despite an increase in handset sales revenues as a result of robust smartphone sales efforts and a steady increase in revenues associated with operations in new business sectors, operating revenues for the mobile communications business segment for the nine-month period ended December 31, 2013 decreased to ¥3,363.6 billion (a decrease of 0.2% from the same period of the previous fiscal year) due to, among other things, a decline in mobile voice related revenues due to the impact of “Monthly Support” discount programs and a decrease in billable MOU. The eight new business sectors are media and content, finance and settlement of payments, commerce, medical and healthcare, M2M (machine-to-machine), aggregation and platforms, environment and ecology and safety and security. On the other hand, notwithstanding NTT Group’s ongoing cost-cutting efforts, due to an increase in depreciation expenses from the expansion of “Xi” service base stations, operating expenses for the nine-month period ended December 31, 2013 were ¥2,677.8 billion (an increase of 0.4% from the same period of the previous fiscal year). As a result, segment operating income for the nine-month period ended December 31, 2013 was ¥685.7 billion (a decrease of 2.4% from the same period of the previous fiscal year). MOU refers to average monthly minutes of use per subscriber.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2013	As of December 31, 2013	Change	Percent Change
Mobile phone services	61,536	62,182	646	1.0%
FOMA	49,970	43,160	(6,810)	(13.6)%
Xi	11,566	19,021	7,455	64.5%
i-mode	32,688	27,826	(4,862)	(14.9)%
sp-mode	18,285	22,271	3,987	21.8%

Notes:

(1)	Number of Mobile phone services subscribers includes communication module service subscribers, in addition to “FOMA” service and “Xi” service subscribers.
(2)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile phone services subscribers and also in the number of FOMA service subscribers.

•	Data Communications Business Segment

Nine-Month Period Ended December 31, 2013 (April 1, 2013 – December 31, 2013)

	(Billions of yen)
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Change	Percent Change
Operating revenues	914.2	943.1	28.8	3.2%
Operating expenses	863.9	908.2	44.3	5.1%
Operating income	50.4	34.9	(15.5)	(30.8)%

Despite a decrease in revenues caused by the scaling down of existing large-scale systems, operating revenues in the data communications business segment for the nine-month period ended December 31, 2013 were ¥943.1 billion (an increase of 3.2% from the same period of the previous fiscal year) due to, among other things, the increase in operating revenues of NTT’s overseas subsidiaries and the depreciation of the yen. Operating expenses for the nine-month period ended December 31, 2013 rose to ¥908.2 billion (an increase of 5.1% from the same period of the previous fiscal year) due to, among other things, the effects of an increase in unprofitable transactions and the depreciation of the yen. As a result, segment operating income for the nine-month period ended December 31, 2013 was ¥34.9 billion (a decrease of 30.8% from the same period of the previous fiscal year).

•	Other Business Segment

Nine-Month Period Ended December 31, 2013 (April 1, 2013 – December 31, 2013)

	(Billions of yen)
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Change	Percent Change
Operating revenues	862.9	936.4	73.5	8.5%
Operating expenses	813.1	884.8	71.7	8.8%
Operating income	49.8	51.6	1.9	3.7%

Operating revenues in the other business segment for the nine-month period ended December 31, 2013 were ¥936.4 billion (an increase of 8.5% from the same period of the previous fiscal year) due to, among other things, increased revenues in the finance and construction and power businesses. On the other hand, operating expenses for the nine-month period ended December 31, 2013 were ¥884.8 billion (an increase of 8.8% from the same period of the previous fiscal year) due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the nine-month period ended December 31, 2013 was ¥51.6 billion (an increase of 3.7% from the same period of the previous fiscal year).

(2) Qualitative Information Relating to Consolidated Financial Position

Consolidated cash flows from operating activities for the nine-month period ended December 31, 2013 were ¥1,623.0 billion (a decrease of ¥39.6 billion (2.4%) from the same period of the previous fiscal year). This decrease in cash flows was due to, among other factors, an increase in installment sales of mobile devices.

Consolidated cash flows from investing activities showed outlays of ¥1,532.7 billion (an increase in outlays of ¥137.1 billion (9.8%) from the same period of the previous fiscal year). This increase was due to, among other factors, a decrease in income from the redemption of short-term investments associated with cash management activities exceeding three months in duration and an increase in payments for the purchase of non-current investments, and other such investments while capital investments decreased.

Consolidated cash flows from financing activities amounted to cash outlays of ¥88.9 billion (a decrease in outlays of ¥291.2 billion (76.6%) from the same period of the previous fiscal year). This decrease was due to, among other factors, an increase in short-term borrowings that offset an increase in stock repurchase.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of December 31, 2013 were ¥973.7 billion, an increase of ¥12.2 billion (1.3%) from the end of the previous fiscal year.

	(Billions of yen)
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Change	Percent Change
Cash flows from operating activities	1,662.6	1,623.0	(39.6)	(2.4)%
Cash flows from investing activities	(1,395.7)	(1,532.7)	(137.1)	(9.8)%
Cash flows from financing activities	(380.1)	(88.9)	291.2	76.6%

(3) Qualitative Information Relating to Consolidated Results Forecasts

There are no changes to the consolidated results forecasts for the fiscal year ending March 31, 2014 announced on May 10, 2013. For the assumptions used in the consolidated results forecasts and other related matters, please see page 23.

2. Others

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2013, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

i.	Reclassification of accumulated other comprehensive income

Effective April 1, 2013, NTT Group adopted Accounting Standards Update (“ASU”) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” issued by the Financial Accounting Standards Board (“FASB”).

This new accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes thereto, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income (if the amount being reclassified is required to be reclassified in its entirety) or by way of cross-reference (if a partial reclassification). The adoption of this accounting standard did not have any impact on NTT Group’s financial conditions and results of operations.

ii.	Change in accounting estimate

Effective April 1, 2013, NTT Group has revised its estimate of the expected life of metal cables based on actual utilization to reflect an extended expected life. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied going forward as a change in accounting estimates. The financial impact from this change in accounting estimate on the nine months ended December 31, 2013 to “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is expected to be ¥17,357 million, ¥10,738 million, and ¥9.29, respectively.

iii.	Retrospective application of equity method for an investee

As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively, in accordance with Accounting Standards Codification Topic 323, Investments – Equity Method and Joint Ventures, issued by the FASB.

Consequently, the reported consolidated financial statements for the nine and three months ended December 31, 2012 and fiscal year ended March 31, 2013 have been revised in NTT Group’s consolidated financial statements for this retrospective application as follows.

For the nine and three months ended December 31, 2012

The impact on major items on the consolidated statements of comprehensive income for the nine and three months ended December 31, 2012 was a ¥52,458 million decrease in “Unrealized gain (loss) on securities” and a ¥14,478 million decrease in “Foreign currency translation adjustments.”

For the fiscal year ended March 31, 2013

The impact on major items on the consolidated balance sheet as of March 31, 2013 was a ¥140,512 million increase in “Investments in affiliated companies,” a ¥303,601 million decrease in “Marketable securities and other investments,” a ¥58,467 million increase in “Deferred income taxes” under “Investments and other assets” and a ¥85,456 million decrease in “Accumulated other comprehensive income (loss).”

The impact on major items on the consolidated statements of income for the year ended March 31, 2013 was a ¥3,452 million decrease in “Other, net” under “Other income (expenses),” a ¥1,614 million increase in “Equity in earnings (losses) of affiliated companies” and a ¥2,139 million decrease in “Net income attributable to NTT.”

The impact on “Net income attributable to NTT” under “Per share of common stock” was a decrease of ¥1.77.

iv.	Reclassifications

Effective as of the three months ended June 30, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its “Mobile Voice Related Services revenues” and “IP/Packet Communications Services revenues” as “Other revenues,” and part of its “Other revenues” as “System Integration revenues.” Results for the nine months ended December 31, 2012 reflect such reclassification.

(4)	Additional information

Transition to a defined contribution pension plan

During the three months ended December 31, 2013, NTT Group made the decision to transition from the contract-type corporate pension plans to a defined contribution pension plan, effective from future contributions subsequent to April 1, 2014. This change is being made in compliance with FASB Accounting Standards Codification Topic 715, Compensation – Retirement Benefits, and the full amount of unamortized prior service costs relating to the previous pension plan amendment is being recognized in one lump sum as a curtailment gain from the change in pension plans. The resulting impact on “Operating expenses” for the fiscal year ending March 31, 2014 will be ¥12,966 million.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2013	December 31, 2013	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥961,433	¥973,654	¥12,221
Short-term investments	53,753	29,692	(24,061)
Notes and accounts receivable, trade	2,428,099	2,426,930	(1,169)
Allowance for doubtful accounts	(44,961)	(44,750)	211
Accounts receivable, other	357,255	336,670	(20,585)
Inventories	350,721	457,836	107,115
Prepaid expenses and other current assets	338,794	451,392	112,598
Deferred income taxes	224,194	227,659	3,465

Total current assets	4,669,288	4,859,083	189,795

Property, plant and equipment:
Telecommunications equipment	13,432,047	13,063,946	(368,101)
Telecommunications service lines	15,143,239	15,318,363	175,124
Buildings and structures	5,993,215	6,050,685	57,470
Machinery, vessels and tools	1,868,972	1,903,160	34,188
Land	1,139,636	1,181,336	41,700
Construction in progress	334,326	362,936	28,610

	37,911,435	37,880,426	(31,009)
Accumulated depreciation	(28,134,748)	(28,179,853)	(45,105)

Net property, plant and equipment	9,776,687	9,700,573	(76,114)

Investments and other assets:
Investments in affiliated companies	551,883	562,337	10,454
Marketable securities and other investments	357,222	424,108	66,886
Goodwill	824,216	929,754	105,538
Software	1,340,682	1,301,721	(38,961)
Other intangible assets	278,272	276,500	(1,772)
Other assets	997,989	1,141,169	143,180
Deferred income taxes	752,828	697,359	(55,469)

Total investments and other assets	5,103,092	5,332,948	229,856

Total assets	¥19,549,067	¥19,892,604	¥343,537

	Millions of yen
	March 31, 2013	December 31, 2013	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥77,455	¥696,425	¥618,970
Current portion of long-term debt	703,304	460,254	(243,050)
Accounts payable, trade	1,436,643	1,119,325	(317,318)
Current portion of obligations under capital leases	16,368	15,872	(496)
Accrued payroll	437,609	367,664	(69,945)
Accrued interest	8,971	8,485	(486)
Accrued taxes on income	228,736	163,119	(65,617)
Accrued consumption tax	54,667	58,884	4,217
Advances received	183,723	192,783	9,060
Other	351,913	410,248	58,335

Total current liabilities	3,499,389	3,493,059	(6,330)

Long-term liabilities:
Long-term debt	3,234,631	3,335,134	100,503
Obligations under capital leases	36,254	34,220	(2,034)
Liability for employees’ retirement benefits	1,505,571	1,407,794	(97,777)
Accrued liabilities for point programs	156,233	148,960	(7,273)
Deferred income taxes	198,824	210,544	11,720
Other	396,162	420,798	24,636

Total long-term liabilities	5,527,675	5,557,450	29,775

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,827,612	2,826,988	(624)
Retained earnings	5,227,268	4,707,190	(520,078)
Accumulated other comprehensive income (loss)	(192,932)	(11,527)	181,405
Treasury stock, at cost	(568,459)	(381)	568,078

Total NTT shareholders’ equity	8,231,439	8,460,220	228,781

Noncontrolling interests	2,290,564	2,381,875	91,311

Total equity	10,522,003	10,842,095	320,092

Total liabilities and equity	¥19,549,067	¥19,892,604	¥343,537

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

NINE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2012	2013	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,291,153	¥1,184,765	¥(106,388)
Mobile voice related services	967,283	789,546	(177,737)
IP / packet communications services	2,790,555	2,789,563	(992)
Sale of telecommunication equipment	644,695	740,095	95,400
System integration	1,423,729	1,585,561	161,832
Other	804,305	935,654	131,349

	7,921,720	8,025,184	103,464

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,694,898	1,720,380	25,482
Cost of equipment sold (exclusive of items shown separately below)	649,260	646,856	(2,404)
Cost of system integration (exclusive of items shown separately below)	989,201	1,147,150	157,949
Depreciation and amortization	1,408,888	1,394,935	(13,953)
Impairment loss	788	166	(622)
Selling, general and administrative expenses	2,185,448	2,127,588	(57,860)
Goodwill and other intangible asset impairments	—	2,989	2,989

	6,928,483	7,040,064	111,581

Operating income	993,237	985,120	(8,117)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(41,407)	(36,944)	4,463
Interest income	13,283	13,221	(62)
Other, net	20,575	62,706	42,131

	(7,549)	38,983	46,532

Income before income taxes and equity in earnings (losses) of affiliated companies	985,688	1,024,103	38,415

Income tax expense (benefit):
Current	360,991	389,112	28,121
Deferred	19,422	(3,618)	(23,040)

	380,413	385,494	5,081

Income before equity in earnings (losses) of affiliated companies	605,275	638,609	33,334

Equity in earnings (losses) of affiliated companies	(7,472)	14	7,486

Net income	597,803	638,623	40,820

Less – Net income attributable to noncontrolling interests	151,116	154,319	3,203

Net income attributable to NTT	¥446,687	¥484,304	¥37,617

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,218,330,024	1,156,476,181
Net income attributable to NTT (Yen)	¥366.64	¥418.78

Consolidated Statements of Comprehensive Income

	Millions of yen
	2012	2013	Increase (Decrease)
Net income	¥597,803	¥638,623	¥40,820
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	25,935	28,200	2,265
Unrealized gain (loss) on derivative instruments	(1,902)	(2,540)	(638)
Foreign currency translation adjustments	15,123	83,928	68,805
Pension liability adjustments	12,270	100,677	88,407
Total other comprehensive income (loss)	51,426	210,265	158,839
Total comprehensive income (loss)	649,229	848,888	199,659
Less – Comprehensive income attributable to noncontrolling interests	159,280	183,179	23,899

Total comprehensive income (loss) attributable to NTT	¥489,949	665,709	¥175,760

THREE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2012	2013	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥424,302	¥390,283	¥(34,019)
Mobile voice related services	307,988	254,497	(53,491)
IP / packet communications services	939,700	925,755	(13,945)
Sale of telecommunication equipment	242,362	297,866	55,504
System integration	483,457	556,434	72,977
Other	286,519	334,279	47,760

	2,684,328	2,759,114	74,786

Operating expenses:
Cost of services (exclusive of items shown separately below)	569,633	571,178	1,545
Cost of equipment sold (exclusive of items shown separately below)	230,884	276,160	45,276
Cost of system integration (exclusive of items shown separately below)	352,548	410,510	57,962
Depreciation and amortization	478,793	475,815	(2,978)
Impairment loss	—	4	4
Selling, general and administrative expenses	722,202	693,354	(28,848)

	2,354,060	2,427,021	72,961

Operating income	330,268	332,093	1,825

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(12,894)	(12,187)	707
Interest income	4,524	4,449	(75)
Other, net	20,987	23,970	2,983

	12,617	16,232	3,615

Income before income taxes and equity in earnings (losses) of affiliated companies	342,885	348,325	5,440

Income tax expense (benefit):
Current	120,648	123,341	2,693
Deferred	9,184	5,117	(4,067)

	129,832	128,458	(1,374)

Income before equity in earnings (losses) of affiliated companies	213,053	219,867	6,814

Equity in earnings (losses) of affiliated companies	(12,152)	(5,242)	6,910

Net income	200,901	214,625	13,724

Less – Net income attributable to noncontrolling interests	47,629	53,861	6,232

Net income attributable to NTT	¥153,272	¥160,764	¥7,492

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,207,638,148	1,137,382,961
Net income attributable to NTT (Yen)	¥126.92	¥141.35

Consolidated Statements of Comprehensive Income

	Millions of yen
	2012	2013	Increase (Decrease)
Net income	¥200,901	¥214,625	¥13,724
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	13,528	11,023	(2,505)
Unrealized gain (loss) on derivative instruments	(1,175)	929	2,104
Foreign currency translation adjustments	15,581	13,088	(2,493)
Pension liability adjustments	4,179	94,649	90,470
Total other comprehensive income (loss)	32,113	119,689	87,576
Total comprehensive income (loss)	233,014	334,314	101,300
Less – Comprehensive income attributable to noncontrolling interests	57,316	67,249	9,933

Total comprehensive income (loss) attributable to NTT	¥175,698	¥267,065	¥91,367

(3) Consolidated Statements of Cash Flows

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2012	2013	Increase (Decrease)
Cash flows from operating activities:
Net income	¥597,803	¥638,623	¥40,820
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,408,888	1,394,935	(13,953)
Impairment loss	788	166	(622)
Deferred taxes	19,422	(3,618)	(23,040)
Goodwill and other intangible asset impairments	—	2,989	2,989
Loss on disposal of property, plant and equipment	58,632	63,781	5,149
Equity in (earnings) losses of affiliated companies	7,472	(14)	(7,486)
(Increase) decrease in notes and accounts receivable, trade	46,450	17,052	(29,398)
(Increase) decrease in inventories	(90,628)	(105,619)	(14,991)
(Increase) decrease in other current assets	(79,906)	(91,842)	(11,936)
Increase (decrease) in accounts payable, trade and accrued payroll	(229,969)	(250,095)	(20,126)
Increase (decrease) in accrued consumption tax	8,429	3,257	(5,172)
Increase (decrease) in accrued interest	(1,251)	(1,254)	(3)
Increase (decrease) in advances received	(4,837)	3,861	8,698
Increase (decrease) in accrued taxes on income	(65,009)	(67,341)	(2,332)
Increase (decrease) in other current liabilities	18,014	18,127	113
Increase (decrease) in liability for employees’ retirement benefits	49,970	51,638	1,668
Increase (decrease) in other long-term liabilities	(19,945)	9,724	29,669
Other	(61,718)	(61,397)	321

Net cash provided by operating activities	¥1,662,605	¥1,622,973	¥(39,632)

	Millions of yen
	2012	2013	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,165,357)	¥(1,161,716)	¥3,641
Payments for acquisitions of intangibles	(326,638)	(310,707)	15,931
Proceeds from sale of property, plant and equipment	24,070	40,694	16,624
Payments for purchase of non-current investments	(27,492)	(40,885)	(13,393)
Proceeds from sale and redemption of non-current investments	12,208	12,788	580
Acquisitions of subsidiaries, net of cash acquired	(36,867)	(55,459)	(18,592)
Payments for purchase of short-term investments	(648,278)	(50,004)	598,274
Proceeds from redemption of short-term investments	787,578	72,643	(714,935)
Other	(14,906)	(40,103)	(25,197)

Net cash used in investing activities	(1,395,682)	(1,532,749)	(137,067)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	181,905	404,980	223,075
Payments for settlement of long-term debt	(378,924)	(582,565)	(203,641)
Proceeds from issuance of short-term debt	2,602,705	4,865,207	2,262,502
Payments for settlement of short-term debt	(2,380,405)	(4,255,747)	(1,875,342)
Dividends paid	(183,405)	(186,174)	(2,769)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(100,018)	(250,130)	(150,112)
Acquisition of treasury stock by subsidiary	(14,598)	(5,215)	9,383
Other	(107,397)	(79,277)	28,120

Net cash used in financing activities	(380,137)	(88,921)	291,216

Effect of exchange rate changes on cash and cash equivalents	157	10,918	10,761

Net increase (decrease) in cash and cash equivalents	(113,057)	12,221	125,278
Cash and cash equivalents at beginning of period	1,020,143	961,433	(58,710)

Cash and cash equivalents at end of period	¥907,086	¥973,654	¥66,568

Cash paid during the period for:
Interest	¥41,720	¥37,430	¥(4,290)
Income taxes, net	426,954	458,349	31,395

(4) Going Concern Assumption

None

(5) Business Segments

NINE-MONTH PERIOD ENDED DECEMBER 31

1.	Sales and operating revenues

	(Millions of yen)
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)
Regional communications business
External customers	¥2,390,900	¥2,304,623	¥(86,277)
Intersegment	321,245	321,751	506

Total	2,712,145	2,626,374	(85,771)

Long-distance and international communications business
External customers	1,150,214	1,241,488	91,274
Intersegment	78,597	71,181	(7,416)

Total	1,228,811	1,312,669	83,858

Mobile communications business
External customers	3,340,891	3,332,676	(8,215)
Intersegment	29,904	30,888	984

Total	3,370,795	3,363,564	(7,231)

Data communications business
External customers	808,065	853,675	45,610
Intersegment	106,173	89,379	(16,794)

Total	914,238	943,054	28,816

Other business
External customers	231,650	292,722	61,072
Intersegment	631,234	643,709	12,475

Total	862,884	936,431	73,547

Elimination	(1,167,153)	(1,156,908)	10,245

Consolidated total	¥7,921,720	¥8,025,184	¥103,464

2.	Segment profit

	(Millions of yen)
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)
Segment profit
Regional communications business	¥77,859	¥100,453	¥22,594
Long-distance and international communications business	103,528	100,419	(3,109)
Mobile communications business	702,813	685,723	(17,090)
Data communications business	50,367	34,856	(15,511)
Other business	49,783	51,633	1,850

Total segment profit	984,350	973,084	(11,266)

Elimination	8,887	12,036	3,149

Consolidated total	¥993,237	¥985,120	¥(8,117)

THREE-MONTH PERIOD ENDED DECEMBER 31

1.	Sales and operating revenues

	(Millions of yen)
	Three months ended December 31, 2012	Three months ended December 31, 2013	Increase (Decrease)
Regional communications business
External customers	¥796,396	¥766,214	¥(30,182)
Intersegment	106,700	111,008	4,308

Total	903,096	877,222	(25,874)

Long-distance and international communications business
External customers	386,954	426,007	39,053
Intersegment	27,438	22,763	(4,675)

Total	414,392	448,770	34,378

Mobile communications business
External customers	1,152,158	1,153,619	1,461
Intersegment	11,317	10,974	(343)

Total	1,163,475	1,164,593	1,118

Data communications business
External customers	273,934	298,610	24,676
Intersegment	32,959	30,557	(2,402)

Total	306,893	329,167	22,274

Other business
External customers	74,886	114,664	39,778
Intersegment	225,633	219,134	(6,499)

Total	300,519	333,798	33,279

Elimination	(404,047)	(394,436)	9,611

Consolidated total	¥2,684,328	¥2,759,114	¥74,786

2.	Segment profit

	(Millions of yen)
	Three months ended December 31, 2012	Three months ended December 31, 2013	Increase (Decrease)
Segment profit
Regional communications business	¥27,585	¥24,836	¥(2,749)
Long-distance and international communications business	37,318	38,934	1,616
Mobile communications business	228,072	215,103	(12,969)
Data communications business	18,976	28,425	9,449
Other business	15,534	21,178	5,644

Total segment profit	327,485	328,476	991

Elimination	2,783	3,617	834

Consolidated total	¥330,268	¥332,093	¥1,825

(6) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 25, 2013
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥94,830 million
Cash dividends per share	¥80
Date of record	March 31, 2013
Date of payment	June 26, 2013

Resolution	The Board of Directors’ meeting on November 8, 2013
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥91,344 million
Cash dividends per share	¥80
Date of record	September 30, 2013
Date of payment	December 9, 2013

2. Treasury stock

On May 10, 2013, the board of directors of NTT resolved that NTT may acquire up to 50 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from May 13, 2013 through March 31, 2014. Based on this resolution, NTT repurchased 48,737,200 shares of its common stock for a total purchase price of ¥250,000 million between May 2013 and October 2013, and concluded the repurchase of its common stock authorized by the board of directors’ resolution.

On November 8, 2013, the board of directors of NTT resolved that NTT will cancel 186,500,000 shares held as treasury stock on November 15, 2013, and as a result of such cancellation conducted on November 15, 2013, retained earnings have decreased by ¥818,208 million.

On February 6, 2014, the board of directors of NTT resolved that NTT may acquire up to 38 million shares of its outstanding common stock for an amount in total not exceeding ¥200 billion from February 7, 2014 through March 31, 2014.

(7) Subsequent events

Please see note 6 for details on the resolutions regarding NTT’s repurchase of its common stock.

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2013	December 31, 2013
ASSETS
Current assets:
Cash and bank deposits	¥20,869	¥31,172
Accounts receivable, trade	2,769	941
Supplies	227	250
Subsidiary deposits	101,312	4,256
Other	431,032	461,602

Total current assets	556,211	498,223

Fixed assets:
Property, plant and equipment	169,788	163,056
Intangible fixed assets	43,905	37,372
Investments and other assets
Investments in subsidiaries and affiliated companies	5,073,510	5,093,770
Long-term loans receivable to subsidiaries	1,588,072	1,478,972
Other	36,364	43,028

Total investments and other assets	6,697,946	6,615,771

Total fixed assets	6,911,640	6,816,201

TOTAL ASSETS	¥7,467,851	¥7,314,424

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2013	December 31, 2013
LIABILITIES
Current liabilities:
Accounts payable, trade	¥184	¥29
Current portion of corporate bonds	120,000	139,997
Current portion of long-term borrowings	223,300	178,200
Accrued taxes on income	19,708	10,751
Deposit received from subsidiaries	89,376	51,640
Other	32,151	201,430

Total current liabilities	484,720	582,050

Long-term liabilities:
Corporate bonds	1,046,258	1,006,262
Long-term borrowings	1,021,530	962,430
Long-term borrowings from subsidiary	240,000	240,000
Liability for employees’ retirement benefits	31,858	32,985
Asset retirement obligations	1,140	1,383
Other	1,171	1,075

Total long-term liabilities	2,341,959	2,244,136

TOTAL LIABILITIES	2,826,680	2,826,186

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	1,598,861	877,385
Treasury stock	(568,458)	(380)

Total shareholders’ equity	4,641,179	4,487,781

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(7)	456

Total unrealized gains (losses), translation adjustments, and others	(7)	456

TOTAL NET ASSETS	4,641,171	4,488,237

TOTAL LIABILITIES AND NET ASSETS	¥7,467,851	¥7,314,424

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) Non-Consolidated Statements of Income

NINE-MONTH PERIOD ENDED DECEMBER 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2012	2013
Operating revenues	¥390,401	¥389,265
Operating expenses	104,769	100,206

Operating income	285,632	289,058

Non-operating revenues:
Interest income	19,099	16,351
Lease and rental income	8,678	8,428
Miscellaneous income	746	961

Total non-operating revenues	28,525	25,740

Non-operating expenses:
Interest expenses	12,675	11,423
Corporate bond interest expenses	13,698	11,842
Miscellaneous expenses	5,762	7,744

Total non-operating expenses	32,136	31,010

Recurring profit	282,022	283,789

Income before income taxes	282,022	283,789

Income taxes	1,024	883

Net income	¥280,997	¥282,905

(Reference) Major components of operating revenues
Dividends received	¥279,290	¥284,394
Revenues from group management	14,250	13,875
Revenues from basic R&D	¥90,749	¥85,874

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

February 6, 2014

NTT’s Shares and Shareholders (as of December 31, 2013)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	3	256	61	6,704	1,121	868	811,419	820,432	—
Total Shares (Units)	4,312,317	1,774,390	69,993	160,862	3,068,179	5,419	1,958,900	11,350,060	1,691,235
%	37.99	15.63	0.62	1.42	27.03	0.05	17.26	100.00	—

Notes:	(1)	“Domestic Individuals, etc.” includes 851 units of treasury stock, and “Shares Representing Less Than One Unit” includes 65 shares of treasury stock. 85,165 shares of treasury stock represents are recorded in the shareholders’ register; the actual number of stock of treasury stock at the end of December 31, 2013 was 84,865.
	(2)	“Other Domestic Corporations” includes 157 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
	(3)	The number of shareholders who only own shares representing less than one unit is 229,248.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	382	165	814	926	22,702	52,937	742,506	820,432	—
%	0.05	0.02	0.10	0.11	2.77	6.45	90.50	100.00	—
Total Shares (Units)	9,198,892	112,663	165,399	59,882	348,134	321,375	1,143,715	11,350,060	1,691,235
%	81.05	0.99	1.46	0.53	3.07	2.83	10.08	100.00	—

Notes:	(1)	“At Least 1,000 Units” includes 851 units of treasury stock, and “Shares Representing Less Than One Unit” includes 65 shares of treasury stock.
	(2)	“At Least 100 Units” includes 157 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	431,231	37.94
Japan Trustee Services Bank, Ltd. (Trust Account)	40,611	3.57
The Master Trust Bank of Japan, Ltd. (Trust Account)	33,006	2.90
Japan Trustee Services Bank, Ltd. (Trust Account 9)	18,479	1.63
Moxley and Co LLC	16,726	1.47
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	15,018	1.32
NTT Employee Share-Holding Association	10,465	0.92
The Bank of New York Mellon SA/NV 10	10,420	0.92
Nippon Life Insurance Company	7,650	0.67
State Street Bank and Trust Company 505225	7,484	0.66

Total	591,094	52.00

Financial Results for the Nine Months Ended December 31, 2013

February 6, 2014

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “3Q” in this material represents the 9-month period beginning on April 1 and ending on December 31.

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

FY2013/3Q Highlights

NTT

Consolidated Operating Income
(Billions of yen)


3Q
FY
1,202.0
1,230.0
(forecast)
993.2
985.1
FY2012
FY2013

Global Revenues
(Billions of yen)


3Q
FY
954.1
1,200.0
(forecast)
701.6
861.0
FY2012
FY2013

Operating Revenues and Operating Income remained mostly unchanged from the previous fiscal year
Net Income increased 8% year-on-year

Expansion of global cloud services

- **Promoting M&A**
  - ･Acquisition of NextiraOne, a European ICT services provider (by Dimension Data)
  - ･Acquisition of Optimal Solutions Integration, a U.S. systems integration provider (by NTT DATA)
- **Expanding order volume by cross-selling: total of approx. $550 million in orders during FY2013/3Q**
- **Overseas sales: 159.4 billion yen increase year-on-year; steadily expanding**
- **Percentage of sales to overseas corporations: 37% (5% increase year-on-year)**

Enhanced competitiveness of network services

- **Expansion of NTT's user base**
  - ･Sales of 9.87 million smartphones and 19.02 million Xi subscribers (net increase of 7.46 million subscribers)
  - ･17.87 million FLET'S Hikari subscribers (net increase of 0.57 million subscribers)
  - ･Expansion of Wi-Fi platforms
- **Cost reductions**
  - ･Cost reductions related to fixed-line and mobile access services: approx. 70% progress toward NTT's medium-term target of 500 billion yen reduction (by the end of FY2014)

Increased shareholder returns

- **Completed the repurchase of 250.0 billion yen (49 million shares) of its common stock**
- **Cancelled 187 million shares of its treasury stock**

Financial Results for the Nine Months Ended December 31, 2013
−2−
Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

FY2013/3Q Consolidated Results and Forecasts Highlights (U.S. GAAP)

Operating Revenues and Operating Income remained relatively unchanged from the previous fiscal year.

Net Income reached 484.3 billion yen (the highest level in five years), an 8.4% increase year-on-year.

(Billions of yen)

FY2013/3Q % progress FY2013 compared to

FY2012/3Q

Forecasts FY2013 Change Forecasts

[%] year-on-year

Operating

8,025.2 +103.5 +1.3% 7,921.7 11,000.0 73.0%

Revenues Operating

7,040.1 +111.6 +1.6% 6,928.5 9,770.0 72.1%

Expenses Operating

985.1 (8.1) (0.8)% 993.2 1,230.0 80.1%

Income

484.3 +37.6 +8.4% 446.7 585.0 82.8%

Net Income

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Net Income for FY2012/3Q has been revised to reflect the retroactive application of the equity method of accounting for Philippine Long Distance Telephone Company.

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2013/3Q Contributing Factors by Segment

NTT

- Regional communications business: Operating Income increased due to efforts to limit FLET'S Hikari subscription cancellations and cost controls.
- Long distance and international communications business: Operating Revenues increased due to an increase in overseas sales. Operating Income was consistent with the level of the previous fiscal year, excluding temporary factors.
- Mobile communications business: Operating Income decreased despite the launch of iPhone sales due to a delay in full-scale sales efforts.
- Data communications business: Despite the effect of unprofitable business deals, the decline in profit margins has slowed due to an increase in profits during the three months ended December 31, 2013.


Operating Revenues
[year-on-year: +103.5]
(Billions of yen)
7,921.7
FY2012/3Q
85.8
Regional communications business
83.9
Long distance and international communications business
7.2
Mobile communications business
28.8
Data communications business
73.5
Other business
10.2
Elimination of intersegment/Others
8,025.2
FY2013/3Q


Operating Expenses
[year-on-year: +111.6]
6,928.5
FY2012/3Q
108.4
Regional communications business
87.0
Long distance and international communications business
9.9
Mobile communications business
44.3
Data communications business
71.7
Other business
7.1
Elimination of intersegment/Others
7,040.1
FY2013/3Q

Operating Income [year-on-year: (8.1)]

FY2012/3Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2013/3Q
993.2	↑22.6	↓3.1	↓17.1	↓15.5	↑1.9	↑3.1	985.1

Financial Results for the Nine Months Ended December 31, 2013
—4—
Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

The number of FLET’s Hikari subscribers increased 0.57 million to 17.87 million due to competitive prices and efforts to retain customers.

NTT Group aims to achieve its annual targets by, among other things, strengthening its efforts to meet the demands of small- to medium-sized businesses and through Wi-Fi use.

Number of subscribers

(Thousands)

Changes from the preceding quarter

1

2

3

1 Number of FLET’S Hikari subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West.

2 Number of opened connections excludes openings due to relocations.

3 Number of Hikari Denwa subscribers is presented in thousands of channels.

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

The number of Xi subscribers grew steadily, reaching 19.02 million.

NTT Group further expanded its user base through the development of sales strategies geared toward young people, the provision of attractive handsets and the strengthening of its network quality.

Number of subscribers

(Thousands)

Changes from the preceding quarter

The number of communication module service subscribers is included in FOMA subscribers.

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET’S Hikari)

Optional Service increased year-on-year due to an increase in, among other things, the number of Hikari Denwa subscribers.

Basic Monthly Charge decreased year-on-year as a result of increased service discounts.

NTT East Optional Service (Yen) Basic Monthly Charge

NTT West

(Yen)

FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium,

FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West. Commencing in the fiscal year ending March 31, 2014, NTT East and NTT West began including in their respective FLET'S Hikari ARPU calculations revenues from NTT East's and NTT West's “FLET'S VPN WIDE” virtual private network option. NTT East's and NTT West's FLET'S Hikari ARPU for the three months ended June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013 and for the fiscal year ended March 31, 2013 have been revised to include revenues from “FLET’S VPN WIDE.” Please see page 22 regarding the calculation of ARPU.

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (FOMA, Xi)

Voice ARPU decreased year-on-year as a result of, among other things, the impact of increased monthly support discounts.

Although there was an increase in smartphone use, Packet ARPU decreased year-on-year due to the impact of monthly support discounts.

Smart ARPU increased year-on-year due to, among other things, the expansion of “dmarket” and other new services.

(Yen)

?Communication module service subscribers and the revenues thereof are not included in the calculation of mobile broadband services ARPU. Please see page 22 regarding the calculation of ARPU.

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

The number of Hikari TV and FLET’S TV subscribers increased to 3.84 million. NTT Group continued to expand its customer base through its initiatives to shift toward multi-devices centered around smart TV and through the development of new businesses, such as music and games.

(Thousands)

?“FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s broadcast service, “Opticast Facility Use Services.”

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Financial Information

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

Although Operating Revenues decreased as a result of lower revenues from Voice Transmission Services, Operating Income increased due to, among other things, efforts to streamline expenses.

(Billions of yen)

FY2013/3Q

Operating 45.0

Revenues (3.3)% Progress

74.0%

1,364.6 1,319.5

Voice Transmission Services (47.4) IP Services +6.5 Others (4.0)

FY2012/3Q FY2013/3Q

54.0

Operating

(4.1)% Progress

Expenses

72.7%

1,303.6 Personnel expenses (1.4) 1,249.5 Expenses for purchase of goods and services and other expenses (39.7) Depreciation expenses and loss on disposal of assets (12.8)

FY2012/3Q FY2013/3Q

Operating Progress Income 9.0 107.6%

60.9 +14.8% 70.0

FY2013E

48.7

(2.7%)

1,831.7 1,783.0

Voice Transmission Services (67.1) IP Services +7.1 Others +11.3

FY2012 FY2013E

48.7

(2.8)%

1,766.7 Personnel expenses (0.9) 1,718.0 Expenses for purchase of goods and services and other expenses (33.8) Depreciation expenses and loss on disposal of assets (13.9)

FY2012 FY2013E

±0

65.0 ±0% 65.0

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

Although Operating Revenues decreased as a result of lower revenues from Voice Transmission Services, Operating Income increased due to, among other things, efforts to streamline expenses.

FY2013/3Q

36.5

Operating

Revenues (3.0)%

1,208.5

Voice Transmission Services (43.8) IP Services +8.1 Others (0.8)

FY2012/3Q

37.2

Operating

(3.1)%

Expenses

1,190.3 Personnel expenses (4.8) Expenses for purchase of goods and services and other expenses (18.6) Depreciation expenses and loss on disposal of assets (13.6)

FY2012/3Q

Operating

Income 0.6

18.2 +3.8%

Progress

73.9%

1,172.0

FY2013/3Q

Progress

73.6%

1,153.0

FY2013/3Q

Progress

94.9%

18.9

(Billions of yen)

FY2013E

41.9

(2.6)%

1,627.9 Voice Transmission Services (58.8) 1,586.0 IP Services +17.0 Others (0.2)

FY2012 FY2013E

42.7

(2.7)%

1,608.7 Personnel expenses (4.4) 1,566.0 Expenses for purchase of goods and services and other expenses (17.1) Depreciation expenses and loss on disposal of assets (21.1)

FY2012 FY2013E

0.7

19.2 +4.1% 20.0

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

In response to the decrease in Operating Revenues for Voice Transmission Service, NTT Com focused on cost reductions through improved business operation efficiency.

FY2013/3Q

Operating 14.3 Revenues (2.0)%

699.7 Voice Transmission Service (18.0) IP Services (2.3) Others +6.0

FY2012/3Q

6.4

Operating

Expenses (1.1)%

605.8

Personnel expenses (6.5) Expenses for purchase of goods and services and other expenses +0.5 Depreciation expenses and loss on disposal of assets (0.4)

FY2012/3Q

Operating

Income 7.8

93.9 (8.4)%

Progress

74.1%

685.4

FY2013/3Q

Progress

73.7%

599.3

FY2013/3Q

Progress

76.8%

86.0

(Billions of yen)

FY2013E

19.8

(2.1)%

944.8 Voice Transmission Services (24.9) 925.0 IP Services +0.1 Others +4.9

FY2012 FY2013E

13.6

(1.7)%

826.6 813.0

Personnel expenses (5.4) Expenses for purchase of goods and services and other expenses (6.1) Depreciation expenses and loss on disposal of assets (2.0)

FY2012 FY2013E

6.1

118.1 (5.2)% 112.0

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

Despite the effect of unprofitable business deals, the decline in profit margins slowed due to an increase in profits during the three months ended December 31, 2013.

(Billions of yen)

FY2013/3Q FY2013E

28.0

Operating 30.6 Progress +2.2% Revenues 70.9%

+3.4%

1,301.9 1,330.0 911.8 942.5

FY2012/3Q FY2013/3Q FY2012 FY2013E

53.7

Operating Progress +4.4%

53.8%

Expenses 72.2%

+6.2%

1,216.2 1,270.0 862.9 916.8

FY2012/3Q FY2013/3Q FY2012 FY2013E

Operating Progress

Income 23.1 42.9% 25.6

48.8 (47.4)% 25.7 85.6 (30.0)% 60.0

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

Operating Income decreased despite the launch of iPhone sales due to a delay in full-scale sales efforts.

(Billions of yen)

FY2013/3Q FY2013E

169.9

Operating 7.2 +3.8

Progress

Revenues (0.2) 72.5%

4,470.1 4,640.0 3,370.8 3,363.6

FY2012/3Q FY2013/3Q FY2012 FY2013E

167.1

+4.6

Operating 6.3 Progress Expenses 70.4%

+0.2

3,632.9 3,800.0 2,668.6 2,674.9

FY2012/3Q FY2013/3Q FY2012 FY2013E

Operating Progress

Income 13.5 82.0% 2.8

702.2 (1.9) 688.7 837.2 +0.3 840.0

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Details of Difference Between Consolidated Operating Income and Total Operating Income of

5	Major Subsidiaries

FY2012/3Q

90.2

924.2 NTT (Holding Company): 6.3

NTT URBAN DEVELOPMENT (Consolidated): 23.8 NTT COMWARE: 4.3 NTT FINANCE (Consolidated): 20.6 Outsourcing companies (East): 3.1 Outsourcing companies (West): (1.0) Other companies: 32.9

(Billions of yen)

21.2

Pension (actuarial difference, etc.): (4.3)

Depreciation of engineering facilities: (21.7) 993.2 Adjustments between operating and non-operating items, including eliminations, etc.

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major subsidiaries (excluding the effect of U.S. GAAP income

(JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

FY2013/3Q

19.8

75.8

Pension (actuarial difference, etc): 22.1

Depreciation of engineering facilities: (18.7) 985.1 889.4 NTT (Holding Company): 4.6 Adjustments between operating and non-operating NTT URBAN DEVELOPMENT (Consolidated): 25.9 items, including eliminations, etc.

NTT COMWARE: 0.9

NTT FINANCE (Consolidated): 14.0 Outsourcing companies (East): 5.3 Outsourcing companies (West): (5.4) Other companies: 30.5

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major subsidiaries (excluding the effect of U.S. GAAP income

(JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

FCF decreased by 176.7 billion yen year-on-year as a result of, among other things, an increase in installment sales of mobile handsets and an increase in M&A outlays.

Cash flows from Cash flows from FCF Cash flows from operating activities investing activities (A) + (B) financing activities (A) (B)

(Billions of yen)

2,000

1,000

0

(1,000)

(2,000)

1,662.6

1,623.0

(1,395.7)

(1,532.7)

266.9

90.2

(380.1)

(88.9)

FY2012/3Q

FY2013/3Q

(176.7)

(137.1) +291.2

(39.6)

Increase/Decrease from the same period of the previous fiscal year

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Capital Appendices Investment

(Billions of yen)

1,970.0 1,946.6 1,870.0 1,285.58 1,342.2 1,309.0 116.6 159.3 140.0 95.3 82.9 109.2 79.6 64.7 95.0 243.3 245.4 246.4 249.7 249.5 246.1 501.3 540.4 472.3

FY2011 FY2012 FY2013E

Other

NTT DATA (Consolidated)

NTT Communications

NTT West

NTT East

NTT DOCOMO (Consolidated)

FY2011/3Q FY2011 FY2012/3Q FY2012 FY2013/3Q FY2013E

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Shareholder Returns

(yen)

Dividend

Dividends per share

Dividends per share

Pay-out ratio

Pay-out ratio

200 100 0 110 120 120 140 160 170 33.8%

FY2008 FY2009 FY2010

FY2011

FY2012

FY2013E

50% 25% 0%

* Figures for FY2012 have been revised to reflect the retroactive application of the equity method of accounting for Philippine Long

Distance Telephone Company.

(Billions of yen)

Share buy backs

500 400 300 200 100 0 200.0 381.7 150.0

Up to 200.0* 250.0

FY2008 FY2009 FY2010

FY2011

FY2012

FY2013E

*In response to the disposal of NTT stock by the Japanese government, NTT has resolved to repurchase up to 38 million shares or up to 200.0 billion yen of its common stock by March 2014

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

FY2013/3Q Details of Financial Results (Per Item)

NTT


Operating Revenues
[year-on-year : +103.5]
(Billions of yen)
Fixed IP/packet : (3.3)
Mobile IP/packet : +1.8
Other : +0.5
Voice related services revenues
284.1
SI revenues and sales of telecommunications equipment
257.2
IP/packet communications services revenues
1.0
Other revenues
131.3
7,921.7
Fixed voice
Mobile voice
Systems Integration
Telecommunications equipment
8,025.2
Fixed voice : (106.4)
Mobile voice : (177.7)
Systems Integration : +161.8
Telecommunications equipment (Fixed-line) : + 0.9
Telecommunications equipment (Mobile) : +94.5
FY2012/3Q
FY2013/3Q
Operating Expenses
[year-on-year : +111.6]
4.3
Other expenses
21.9
Personnel expenses
4.0
89.4
6,928.5
Depreciation expenses and loss on disposal of assets
Expenses for purchase of goods and services and other expenses
7,040.1
FY2012/3Q
FY2013/3Q

*Beginning with FY2013, NTT Group revised a portion of its breakdown of Operating Revenue components. As a result, each of the components of Operating Revenues for FY2012 has been adjusted to reflect this change.

Financial Results for the Nine Months Ended December 31, 2013

−19−

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Details Appendices of Consolidated Balance Sheet

March 31, 2013 December 31, 2013

(Billions of yen)

19,892.6 19,549.1

Liabilities Assets Liabilities

Assets 9,050.5 9,027.1 19,892.6 19,549.1 (+23.4) (+343.5)

Interest-Bearing Interest-Bearing Debt Debt 4,036.0 4,515.2 (+479.2)

Liability for Employees’ Liability for Employees’ Retirement Benefits Depreciable Assets Depreciable Assets Retirement Benefits 1,505.6 (property, plant and 1,407.8 (property, plant and equipment) equipment) ((97.8))

8,156.3 8,302.7 ((146.4))

Equity Equity

10,522.0 10,842.1

(+320.1) Deferred Tax Deferred Tax Assets Assets (non-current)

Treasury Stock Treasury Stock (non-current) 697.4 (0.4) (568.5) 752.8 ((55.5)) [+568.1]

* Figures for March 31, 2013 have been revised to reflect the retroactive application of the equity method of accounting for Philippine Long Distance Telephone Company.

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2013/3Q

(Billions of yen)

	NTT Consolidated [1] (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	**8,025.2**	**389.2**	**1,319.5**	**1,172.0**	**685.4**	**942.5**	**3,363.6**
Change year-on-year	103.5	(1.1)	(45.0)	(36.5)	(14.3)	30.6	(7.2)
(% change)	1.3%	(0.3)%	(3.3)%	(3.0)%	(2.0)%	3.4%	(0.2)%
Forecasts for FY2013	11,000.0	433.0	1,783.0	1,586.0	925.0	1,330.0	4,640.0
(% progress)	73.0%	89.9%	74.0%	73.9%	74.1%	70.9%	72.5%
Operating Expenses	**7,040.1**	**100.2**	**1,249.5**	**1,153.0**	**599.3**	**916.8**	**2,674.9**
Change year-on-year	111.6	(4.5)	(54.0)	(37.2)	(6.4)	53.8	6.3
(% change)	1.6%	(4.4)%	(4.1)%	(3.1)%	(1.1)%	6.2%	0.2%
Forecasts for FY2013	9,770.0	149.0	1,718.0	1,566.0	813.0	1,270.0	3,800.0
(% progress)	72.1%	67.3%	72.7%	73.6%	73.7%	72.2%	70.4%
Operating Income	**985.1**	**289.0**	**70.0**	**18.9**	**86.0**	**25.7**	**688.7**
Change year-on-year	(8.1)	3.4	9.0	0.6	(7.8)	(23.1)	(13.5)
(% change)	(0.8)%	1.2%	14.8%	3.8%	(8.4)%	(47.4)%	(1.9)%
Forecasts for FY2013	1,230.0	284.0	65.0	20.0	112.0	60.0	840.0
(% progress)	80.1%	101.8%	107.6%	94.9%	76.8%	42.9%	82.0%
Income Before Income Taxes [2]	**1,024.1**	**283.7**	**89.9**	**27.6**	**102.3**	**28.4**	**703.6**
Change year-on-year	38.4	1.7	8.8	0.8	(3.3)	(16.3)	4.3
(% change)	3.9%	0.6%	11.0%	3.2%	(3.2)%	(36.5)%	0.6%
Forecasts for FY2013	1,280.0	278.0	83.0	28.0	122.0	49.0	842.0
(% progress)	80.0%	102.1%	108.2%	98.7%	83.9%	58.0%	83.6%
Net Income	**484.3** [3]	**282.9**	**57.8**	**18.4**	**69.0**	**10.1**	**430.2** [4]
Change year-on-year	37.6 [5]	1.9	5.5	(3.4)	(2.3)	(11.9)	13.7
(% change)	8.4%	0.7%	10.7%	(15.8)%	(3.3)%	(54.1)%	3.3%
Forecasts for FY2013	585.0	280.0	50.0	19.0	84.0	23.0	510.0
(% progress)	82.8%	101.0%	115.8%	97.1%	82.2%	44.0%	84.3%

(1) The number of consolidated subsidiaries is 840 and the number of companies accounted for under the equity method is 110.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."
(5) "Change year-on-year (% change)" of "Net Income" for NTT Consolidated reflects the retroactive application of the equity method of accounting for Philippine Long Distance Telephone Company.

Financial Results for the Nine Months Ended December 31, 2013 —21—
Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, telephone subscriber lines, "INS-NET" and "FLET'S Hikari," by the number of Active Subscribers to the relevant services.

In the case of mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from NTT Group’s mobile communications business segment, such as revenues from FOMA mobile phone services and Xi mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

Notes

(1)We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from "FLET'S ADSL" and "FLET'S ISDN," which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from "FLET'S ADSL." INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for "INS-NET" Subscriber Lines and revenues from "FLET'S ISDN."

FLET’S Hikari ARPU: Calculated based on revenues from "FLET’S Hikari" (including "FLET’S Hikari" optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for "Hikari Denwa," and revenues from "FLET’S Hikari" optional services, which are included in Supplementary Business revenues.

—"FLET'S Hikari" includes "B FLET'S," "FLET'S Hikari Next," "FLET'S Hikari Light" and "FLET'S Hikari WiFi Access" provided by NTT East, and "B FLET'S," "FLET'S Hikari Premium," "FLET'S Hikari Mytown," "FLET'S Hikari Next," "FLET'S Hikari Light" and "FLET'S Hikari WiFi Access" provided by NTT West.

—Commencing in the fiscal year ending Mar. 31, 2014, NTT East and NTT West began including in their respective FLET'S Hikari ARPU calculations revenues from NTT East's and NTT West's “FLET'S VPN WIDE” virtual private network option. These revenues are part of NTT East's and NTT West's operating revenues from IP services. As a result of this new calculation methodology, NTT East's and NTT West's FLET'S Hikari ARPU for the three months ended Jun. 30, 2012, Sept. 30, 2012, Dec. 31, 2012 and Mar. 31, 2013 and for the fiscal year ended Mar. 31, 2013 include revenues from “FLET'S VPN WIDE” as stated below.

FY2012/1Q: NTT East 20yen, NTT West 10yen FY2012/2Q: NTT East 20yen, NTT West 20yen FY2012/3Q: NTT East 20yen, NTT West 20yen FY2012/4Q: NTT East 20yen, NTT West 20yen FY2012 Results: NTT East 20yen, NTT West 20yen

(2)Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET'S Hikari ARPU.

(3)For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

(4)In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5)For purposes of calculating FLET'S Hikari ARPU, number of subscribers is determined based on the number of "FLET'S Hikari" subscribers, including subscribers to "B FLET'S," "FLET'S Hikari Next," "FLET'S Hikari Light" and "FLET'S Hikari WiFi Access" provided by NTT East, and subscribers to "B FLET'S," "FLET'S Hikari Premium," "FLET'S Hikari Mytown," "FLET'S Hikari Next," "FLET'S Hikari Light" and "FLET'S Hikari WiFi Access" provided by NTT West.

(6)The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU ("FOMA"+"Xi") = Voice ARPU ("FOMA"+"Xi") + Packet ARPU ("FOMA"+"Xi") + Smart ARPU ("FOMA"+"Xi").

—NTT DOCOMO’s Voice ARPU ("FOMA"+"Xi") is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our "FOMA" and "Xi" services, and our Packet ARPU ("FOMA"+"Xi") is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our "FOMA" and "Xi" services and our Smart ARPU (“FOMA”+”Xi”) is based on operating revenues from a part of Other Operating Revenues attributable to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

(7)NTT DOCOMO began using the Smart ARPU metric from the three months ended Sept. 30, 2012. As a result, Smart ARPU is now included in Mobile Aggregate ARPU. In addition, the following amounts (content services related revenues) that were formerly included in Packet ARPU are now classified as Smart ARPU: 80 yen out of Packet ARPU revenues for the nine months ended Dec. 31, 2012; and 80 yen out of Packet ARPU revenues for the year ended Mar. 31, 2013.

(8)Communications module service, phone number storage service, mail address storage service and docomo Business Transceiver subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(9)Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

Nine Months Results: Sum of number of active subscribers** for each month from Apr. to Dec.

FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

FY Forecast: Sum of the sum of actual number of active subscribers at the end of each month from Apr. to Sept. and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at end of Sept. + number of expected subscribers at end of the following Mar.)/2)x6

(10)Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

Nine Months Results: Sum of number of active subscribers** for each month from Apr. to Dec.

FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

FY Forecast: Sum of expected number of active subscribers** for each month from Apr. to Mar.

(11) Forecasts for the year ending March 31, 2014 have not been changed from those announced in the financial results for the six months ended September 30, 2013.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

Financial Results for the Nine Months Ended December 31, 2013

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

February 6, 2014

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2013

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the nine months ended December 31, 2013 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Mr. Yasuhiro Kawamori or Mr. Chikashi Sakurai

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2013	December 31, 2013	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	484,112	475,679	(8,432)
Antenna facilities	4,643	4,440	(203)
Terminal equipment	55,006	47,742	(7,263)
Local line facilities	846,814	844,976	(1,838)
Long-distance line facilities	4,608	4,254	(353)
Engineering facilities	621,339	611,322	(10,016)
Submarine line facilities	1,520	1,500	(19)
Buildings	455,586	444,246	(11,339)
Construction in progress	36,097	31,685	(4,411)
Other	268,012	262,628	(5,383)
Total property, plant and equipment	2,777,740	2,728,478	(49,261)
Intangible fixed assets	92,108	88,393	(3,715)
Total fixed assets - telecommunications businesses	2,869,848	2,816,871	(52,977)
Investments and other assets
Other investments and assets	210,652	218,294	7,642
Allowance for doubtful accounts	(898)	(804)	94
Total investments and other assets	209,754	217,490	7,736
Total fixed assets	3,079,602	3,034,361	(45,241)

Current assets:
Cash and bank deposits	59,223	16,092	(43,130)
Notes receivable	7	41	33
Accounts receivable, trade	261,400	245,542	(15,857)
Supplies	36,206	37,922	1,716
Other current assets	215,233	194,387	(20,846)
Allowance for doubtful accounts	(1,826)	(1,649)	177
Total current assets	570,243	492,336	(77,907)

TOTAL ASSETS	3,649,846	3,526,698	(123,148)

	(Millions of yen)
	March 31, 2013	December 31, 2013		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	576,195	552,485		(23,710)
Liability for employees’ retirement benefits	222,469	235,249		12,779
Reserve for point services	6,658	9,740		3,082
Reserve for unused telephone cards	12,647	11,494		(1,153)
Allowance for environmental measures	—	4,511		4,511
Asset retirement obligations	602	1,240		637
Other long-term liabilities	11,856	9,687		(2,169)
Total long-term liabilities	830,430	824,409		(6,021)
Current liabilities:
Current portion of long-term borrowings from parent company	168,155	147,420		(20,735)
Accounts payable, trade	93,597	39,026		(54,571)
Accrued taxes on income	7,681	6,758	*	(923)
Allowance for environmental measures	—	11		11
Asset retirement obligations	—	1		1
Other current liabilities	401,697	335,732		(65,965)
Total current liabilities	671,132	528,950		(142,182)

TOTAL LIABILITIES	1,501,563	1,353,359		(148,203)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000		—
Capital surplus	1,499,726	1,499,726		—
Earned surplus	313,284	337,661		24,376
Total shareholders’ equity	2,148,011	2,172,388		24,376
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	271	951		679
Total unrealized gains (losses), translation adjustments, and others	271	951		679

TOTAL NET ASSETS	2,148,283	2,173,339		25,055

TOTAL LIABILITIES AND NET ASSETS	3,649,846	3,526,698		(123,148)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2012		Nine months ended December 31, 2013		Increase (Decrease)	Year ended March 31, 2013
Telecommunications businesses:
Operating revenues	1,269,877		1,224,588		(45,288)	1,689,238
Operating expenses	1,218,349		1,164,766		(53,582)	1,636,091
Operating income from telecommunications businesses	51,528		59,822		8,293	53,146

Supplementary businesses:
Operating revenues	94,727		94,987		260	142,559
Operating expenses	85,275		84,799		(475)	130,634
Operating income from supplementary businesses	9,451		10,187		735	11,924
Operating income	60,980		70,009		9,029	65,071

Non-operating revenues:
Interest income	36		52		15	62
Dividends received	2,491		3,674		1,183	2,494
Lease and rental income	32,510		33,331		820	43,166
Miscellaneous income	7,401		4,616		(2,785)	14,467
Total non-operating revenues	42,439		41,674		(765)	60,190

Non-operating expenses:
Interest expenses	6,730		5,508		(1,221)	8,792
Lease and rental expenses	14,703		15,532		829	24,063
Miscellaneous expenses	955		724		(231)	3,512
Total non-operating expenses	22,389		21,765		(623)	36,368
Recurring profit	81,030		89,918		8,887	88,893
Special losses	3,482		3,382		(99)	7,980
Income before income taxes	77,548		86,535		8,987	80,912
Income taxes	25,269	*	28,659	*	3,389	28,090
Net income	52,278		57,876		5,597	52,822

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2013
Voice transmission services revenues (excluding IP services revenues)	441,396	393,909	(47,486)	(10.8)	579,196
Monthly charge revenues*	317,341	286,725	(30,615)	(9.6)	417,852
Call rates revenues*	36,846	32,244	(4,601)	(12.5)	47,939
Interconnection call revenues*	55,682	48,354	(7,327)	(13.2)	72,378
IP services revenues	624,195	630,705	6,510	1.0	835,886
Leased circuit services revenues (excluding IP services revenues)	92,550	88,803	(3,746)	(4.0)	122,777
Telegram services revenues	11,944	11,080	(863)	(7.2)	16,107
Other telecommunications services revenues	99,790	100,087	297	0.3	135,270

Telecommunications total revenues	1,269,877	1,224,588	(45,288)	(3.6)	1,689,238

Supplementary business total revenues	94,727	94,987	260	0.3	142,559

Total operating revenues	1,364,604	1,319,575	(45,028)	(3.3)	1,831,797

*	Partial listing only

February 6, 2014

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2013

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the nine months ended December 31, 2013 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Takashi Sasaki or Yusuke Umeda

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2013	December 31, 2013	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	468,937	451,652	(17,284)
Antenna facilities	6,816	6,492	(324)
Terminal equipment	18,408	18,065	(343)
Local line facilities	923,767	937,727	13,959
Long-distance line facilities	2,597	2,448	(148)
Engineering facilities	562,018	551,040	(10,978)
Submarine line facilities	2,096	3,219	1,123
Buildings	376,023	363,604	(12,419)
Construction in progress	30,453	26,126	(4,326)
Other	226,593	224,079	(2,514)
Total property, plant and equipment	2,617,712	2,584,457	(33,255)
Intangible fixed assets	71,968	76,911	4,942
Total fixed assets - telecommunications businesses	2,689,681	2,661,368	(28,312)
Investments and other assets
Other investments and assets	150,915	159,142	8,226
Allowance for doubtful accounts	(249)	(185)	64
Total investments and other assets	150,665	158,957	8,291
Total fixed assets	2,840,347	2,820,325	(20,021)

Current assets:
Cash and bank deposits	29,799	14,843	(14,956)
Notes receivable	8	266	257
Accounts receivable, trade	219,908	193,716	(26,191)
Supplies	38,222	33,674	(4,547)
Other current assets	176,844	153,985	(22,858)
Allowance for doubtful accounts	(1,362)	(597)	764
Total current assets	463,421	395,889	(67,532)

TOTAL ASSETS	3,303,768	3,216,215	(87,553)

	(Millions of yen)
	March 31, 2013	December 31, 2013		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	951,797	868,087		(83,710)
Liability for employees’ retirement benefits	221,270	232,923		11,652
Reserve for point services	4,882	6,212		1,329
Reserve for unused telephone cards	11,960	10,869		(1,090)
Allowance for environmental measures	—	8,129		8,129
Asset retirement obligations	309	342		33
Other long-term liabilities	10,448	7,190		(3,258)
Total long-term liabilities	1,200,669	1,133,754		(66,914)
Current liabilities:
Current portion of long-term borrowings from parent company	182,057	177,420		(4,637)
Accounts payable, trade	72,315	34,797		(37,518)
Short-term borrowings	—	30,000		30,000
Accrued taxes on income	1,005	539	*	(465)
Asset retirement obligations	—	3		3
Other current liabilities	336,852	338,268		1,416
Total current liabilities	592,231	581,028		(11,202)

TOTAL LIABILITIES	1,792,900	1,714,783		(78,116)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000		—
Capital surplus	1,170,054	1,170,054		—
Earned surplus	28,645	19,015		(9,629)
Total shareholders’ equity	1,510,699	1,501,069		(9,629)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	169	362		192
Total unrealized gains (losses), translation adjustments, and others	169	362		192

TOTAL NET ASSETS	1,510,868	1,501,431		(9,437)

TOTAL LIABILITIES AND NET ASSETS	3,303,768	3,216,215		(87,553)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2012		Nine months ended December 31, 2013		Increase (Decrease)	Year ended March 31, 2013
Telecommunications businesses:
Operating revenues	1,114,541		1,070,392		(44,148)	1,482,982
Operating expenses	1,103,516		1,061,231		(42,284)	1,474,459
Operating income from telecommunications businesses	11,024		9,160		(1,864)	8,523

Supplementary businesses:
Operating revenues	94,049		101,681		7,632	144,998
Operating expenses	86,784		91,862		5,078	134,317
Operating income from supplementary businesses	7,264		9,818		2,553	10,681
Operating income	18,289		18,978		689	19,205

Non-operating revenues:
Interest income	6		16		10	10
Dividends received	857		1,900		1,043	858
Lease and rental income	27,895		27,055		(840)	37,029
Miscellaneous income	4,078		2,871		(1,206)	4,887
Total non-operating revenues	32,837		31,844		(993)	42,785

Non-operating expenses:
Interest expenses	11,350		10,147		(1,202)	14,942
Lease and rental expenses	12,558		11,647		(911)	16,727
Miscellaneous expenses	440		1,381		941	1,938
Total non-operating expenses	24,348		23,176		(1,172)	33,607
Recurring profit	26,778		27,646		868	28,382
Special losses	—		6,087		6,087	—
Income before income taxes	26,778		21,559		(5,219)	28,382
Income taxes	4,862	*	3,109	*	(1,753)	7,443
Net income	21,916		18,450		(3,466)	20,939

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2013
Voice transmission services revenues (excluding IP services revenues)	441,369	397,504	(43,865)	(9.9)	579,801
Monthly charge revenues*	315,703	287,690	(28,012)	(8.9)	416,088
Call rates revenues*	33,711	29,876	(3,835)	(11.4)	43,864
Interconnection call revenues*	61,691	53,972	(7,718)	(12.5)	80,143
IP services revenues	493,881	502,053	8,172	1.7	660,902
Leased circuit services revenues (excluding IP services revenues)	84,571	78,617	(5,953)	(7.0)	112,172
Telegram services revenues	13,733	12,751	(981)	(7.1)	18,484
Other telecommunications services revenues	80,985	79,465	(1,520)	(1.9)	111,621

Telecommunications total revenues	1,114,541	1,070,392	(44,148)	(4.0)	1,482,982

Supplementary business total revenues	94,049	101,681	7,632	8.1	144,998

Total operating revenues	1,208,590	1,172,073	(36,516)	(3.0)	1,627,981

*	Partial listing only.

February 6, 2014

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2013

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the nine months ended December 31, 2013. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Financial Results of NTT Communications Group

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including a leading global tier-1 IP network, the Arcstar Universal One™ VPN network, reaching 160 countries/regions, and over 150 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies, including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Masaya Okazaki or (Mr.) Masato Uchiyama

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2013	December 31, 2013	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	145,637	138,678	(6,959)
Antenna facilities	1,459	1,601	142
Terminal equipment	764	718	(45)
Local line facilities	810	754	(55)
Long-distance line facilities	7,122	6,456	(665)
Engineering facilities	54,238	53,050	(1,187)
Submarine line facilities	20,482	16,660	(3,822)
Buildings	138,995	170,608	31,613
Construction in progress	8,303	21,922	13,618
Other	85,621	81,867	(3,754)
Total property, plant and equipment	463,434	492,318	28,883
Intangible fixed assets	82,864	79,597	(3,267)
Total fixed assets - telecommunications businesses	546,299	571,915	25,616
Investments and other assets
Investment securities	166,291	167,324	1,033
Investments in subsidiaries and affiliated companies	167,637	217,719	50,081
Other investments and assets	42,591	41,357	(1,233)
Allowance for doubtful accounts	(232)	(220)	11
Total investments and other assets	376,287	426,180	49,892
Total fixed assets	922,587	998,096	75,509

Current assets:
Cash and bank deposits	9,593	24,698	15,104
Notes receivable	25	6	(19)
Accounts receivable, trade	181,157	163,900	(17,256)
Supplies	8,024	9,196	1,171
Other current assets	119,298	70,799	(48,499)
Allowance for doubtful accounts	(2,148)	(2,093)	55
Total current assets	315,951	266,507	(49,444)

TOTAL ASSETS	1,238,538	1,264,603	26,065

	(Millions of yen)
	March 31, 2013	December 31, 2013		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	60,080	58,400		(1,680)
Liability for employees’ retirement benefits	84,126	88,413		4,287
Reserve for point services	3,674	3,039		(634)
Reserve for unused telephone cards	5,292	4,809		(482)
Asset retirement obligations	600	1,461		860
Other long-term liabilities	17,609	15,078		(2,530)
Total long-term liabilities	171,383	171,203		(180)
Current liabilities:
Current portion of long-term borrowings from parent company	3,586	3,360		(226)
Accounts payable, trade	25,136	21,255		(3,881)
Short-term borrowings	730	42,648		41,918
Accounts payable, other	176,150	137,889		(38,260)
Accrued taxes on income	15,134	4,944	*	(10,189)
Allowance for losses on construction	21	1,163		1,142
Allowance for loss on disaster	6	—		(6)
Asset retirement obligations	—	26		26
Other current liabilities	34,788	34,757		(30)
Total current liabilities	255,554	246,046		(9,508)

TOTAL LIABILITIES	426,938	417,249		(9,688)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	391,104	426,691		35,587
Total shareholders’ equity	734,483	770,070		35,587
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	77,116	77,283		166
Total unrealized gains (losses), translation adjustments, and others	77,116	77,283		166

TOTAL NET ASSETS	811,600	847,354		35,753

TOTAL LIABILITIES AND NET ASSETS	1,238,538	1,264,603		26,065

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2012		Nine months ended December 31, 2013		Increase (Decrease)	Year ended March 31, 2013
Telecommunications businesses:
Operating revenues	585,491		560,547		(24,944)	775,217
Operating expenses	495,278		477,337		(17,941)	664,162
Operating income from telecommunications businesses	90,212		83,209		(7,003)	111,054

Supplementary businesses:
Operating revenues	114,272		124,883		10,611	169,594
Operating expenses	110,578		122,045		11,467	162,512
Operating income from supplementary businesses	3,694		2,838		(856)	7,082

Operating income	93,907		86,048		(7,859)	118,137

Non-operating revenues:
Interest income	156		221		64	227
Dividends received	7,354		10,091		2,737	7,517
Lease and rental income	9,569		9,688		118	13,099
Miscellaneous income	2,329		3,342		1,012	3,868
Total non-operating revenues	19,410		23,343		3,932	24,712

Non-operating expenses:
Interest expenses	1,300		1,158		(141)	1,690
Lease and rental expenses	4,952		4,237		(714)	6,967
Miscellaneous expenses	1,368		1,641		273	4,463
Total non-operating expenses	7,621		7,038		(583)	13,121
Recurring profit	105,696		102,353		(3,343)	129,728
Special profits	8,394		16,169		7,774	24,021
Special losses	—		4,927		4,927	31,895
Income before income taxes	114,090		113,595		(495)	121,853
Income taxes	42,642	*	44,507	*	1,865	56,542
Net income	71,448		69,087		(2,360)	65,311

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2013
Voice transmission services revenues (excluding IP services revenues)	224,647	206,625	(18,022)	(8.0)	293,931
IP services revenues	278,651	276,276	(2,374)	(0.9)	371,860
Open computer network services revenues*	116,883	115,371	(1,512)	(1.3)	155,892
VPN services revenues*	118,542	119,790	1,248	1.1	158,732
Data communications revenues (excluding IP services revenues)	51,567	46,569	(4,997)	(9.7)	67,670
Leased circuit services revenues*	38,412	34,032	(4,379)	(11.4)	50,328
Solution services revenues	124,852	136,902	12,050	9.7	183,960
Others	20,045	19,056	(988)	(4.9)	27,388

Total operating revenues	699,764	685,430	(14,333)	(2.0)	944,812

Note:	VPN services revenues mainly include revenues from services of Arcstar Universal One, Arcstar IP-VPN, Arcstar Global IP-VPN, e-VLAN, Global e-VLAN, Group-VPN and a part of GIGASTREAM. The amounts of “IP-Virtual private network services revenues” (including Arcstar IP-VPN services revenues), and “Wide-Area Ethernet services revenues” (including e-VLAN services revenues), partially listed in the previous fiscal year, for the nine months ended December 31, 2013 are 47,967 million yen and 31,888 million yen, respectively.
* Partial listing only

IV. Financial Results of NTT Communications Group

	(Millions of yen)
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	881,457	888,444	6,987	0.8
Operating expenses	783,442	791,342	7,900	1.0
Operating income	98,015	97,102	(913)	(0.9)

February 6, 2014

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Nine Months Ended December 31, 2013

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2013	B As of Jun. 30, 2013	C As of Sept. 30, 2013	D As of Dec. 31, 2013			E As of Mar. 31, 2014 (Forecast)(7)
				F				G
					Change	Progress		Change
					D-A	F/G		E-A
Telephone Subscriber Lines(1)	25,042	24,497	24,002	23,511	(1,532)	69.0%	22,823	(2,220)
NTT East	12,289	12,008	11,762	11,522	(767)	65.4%	11,117	(1,172)
NTT West	12,753	12,489	12,240	11,988	(765)	73.0%	11,706	(1,048)
INS-Net(2)	3,724	3,632	3,539	3,452	(272)	64.0%	3,299	(425)
NTT East	1,914	1,864	1,815	1,767	(147)	64.5%	1,686	(228)
NTT West	1,810	1,768	1,724	1,685	(125)	63.4%	1,613	(197)
Telephone Subscriber Lines + INS-Net	28,766	28,129	27,541	26,962	(1,804)	68.2%	26,121	(2,645)
NTT East	14,203	13,872	13,576	13,289	(914)	65.3%	12,803	(1,400)
NTT West	14,563	14,256	13,964	13,673	(890)	71.5%	13,318	(1,245)
Public Telephones	210,448	207,184	203,120	199,617	(10,831)	63.3%	193,348	(17,100)
NTT East	100,564	99,049	97,285	95,533	(5,031)	69.9%	93,364	(7,200)
NTT West	109,884	108,135	105,835	104,084	(5,800)	58.6%	99,984	(9,900)
FLET’S ISDN	127	122	118	113	(14)	82.7%	110	(17)
NTT East	58	55	53	51	(7)	72.9%	48	(10)
NTT West	69	67	65	63	(6)	97.6%	62	(7)
FLET’S ADSL	1,848	1,751	1,663	1,572	(276)	68.7%	1,446	(402)
NTT East	858	803	756	711	(147)	58.6%	608	(250)
NTT West	990	948	906	861	(130)	85.3%	838	(152)
FLET’S Hikari(3)	17,300	17,521	17,672	17,873	572	57.2%	18,300	1,000
NTT East	9,750	9,902	9,985	10,089	339	67.7%	10,250	500
NTT West	7,550	7,619	7,687	7,784	234	46.7%	8,050	500
FLET’S Hikari LIGHT	661	715	763	813	152	43.4%	1,011	350
NTT East	437	459	481	509	72	48.1%	587	150
NTT West	224	257	283	304	80	39.8%	424	200
Hikari Denwa	15,169	15,412	15,664	15,950	781	62.5%	16,419	1,250
NTT East	8,085	8,233	8,372	8,526	441	63.1%	8,785	700
NTT West	7,084	7,178	7,292	7,424	340	61.8%	7,634	550
Conventional Leased Circuit Services	260	257	255	252	(8)	59.7%	247	(13)
NTT East	128	127	125	124	(4)	68.6%	122	(6)
NTT West	132	130	129	128	(3)	51.7%	125	(7)
High Speed Digital Services	152	149	148	146	(5)	70.1%	144	(7)
NTT East	80	78	78	76	(3)	84.4%	76	(4)
NTT West	72	71	71	70	(2)	53.2%	69	(3)
NTT Group Major ISPs(4)	11,611	11,531	11,511	11,508	(104)	35.3%	11,318	(293)
OCN	8,207	8,165	8,165	8,178	(30)	12.8%	7,975	(232)
Plala	3,071	3,031	3,011	2,994	(78)	112.3%	3,002	(69)
Hikari TV	2,453	2,520	2,625	2,727	274	50.1%	3,000	547
FLET’S TV Transmission Services	1,003	1,032	1,067	1,113	110	57.8%	1,193	190
NTT East	714	731	750	776	62	62.2%	814	100
NTT West	289	302	318	337	48	53.0%	379	90
Mobile(5)	61,536	61,623	61,772	62,182	646	34.8%	63,390	1,854
FOMA(6)	49,970	47,425	45,374	43,160	(6,810)	58.8%	38,390	(11,580)
Xi	11,566	14,198	16,398	19,021	7,455	55.5%	25,000	13,434
i-mode	32,688	30,689	29,228	27,826	(4,862)	56.2%	24,030	(8,658)
sp-mode	18,285	19,921	21,079	22,271	3,987	44.9%	27,160	8,875

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (“INS-Net 64 Lite Plan” is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(4)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(5)	Number of Mobile service subscribers includes communication module service subscribers, in addition to “FOMA” service and “Xi” service subscribers.

	(6)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

	(7)	Forecasts for the year ending March 31, 2014 have not been changed from those announced in the financial results for the six months ended September 30, 2013.

2.	Number of Employees

	(Person)
	A As of Dec. 31, 2012	B As of Dec. 31, 2013		C As of Mar. 31, 2014 (Forecast)(3)
			Change
			B-A
NTT Consolidated	237,000	233,950	(3,050)	225,750
Core Group Companies
NTT (Holding Company)	2,950	2,900	(50)	2,900
NTT East	5,950	5,800	(150)	5,700
NTT West	5,200	5,000	(200)	4,950
NTT Communications	7,700	6,950	(750)	6,900
NTT DATA (Consolidated)	62,300	64,700	2,400	64,300
NTT DOCOMO (Consolidated)	24,500	24,600	100	24,250
(Reference) Outsourcing Companies
East Outsourcing Companies(1)	33,650	30,850	(2,800)	27,800
West Outsourcing Companies(2)	34,550	31,950	(2,600)	28,650

Notes:	(1)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS.

	(2)	As of October 1, 2013, due to a reorganization within NTT West Group, NTT has revised the scope of the term “West Outsourcing Companies.” As a result of this change, the revised figures for West Outsourcing Companies under “A. As of Dec. 31, 2012” include employees from the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT, NTT HOMETECHNO, NTT IT MATE (NTT IT MATE KANSAI and others) and NTT BUSINESS ASSOCIE WEST. The revised figures for West Outsourcing Companies under “B. As of Dec. 31, 2013” and “C. As of Mar. 31, 2014 (Forecast)” include employees from NTT BUSINESS SOLUTIONS, NTT MARKETING ACT, NTT NEOMEIT, NTT FIELDTECHNO and NTT BUSINESS ASSOCIE WEST.

	(3)	Forecasts for the year ending March 31, 2014 have not been changed from those announced in the financial results for the six months ended September 30, 2013.

3.	Capital Investment

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2012	B Nine Months Ended Dec. 31, 2013			C Year Ending Mar. 31, 2014 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	1,342.2	1,309.0	(33.2)	70.0%	1,870.0
Core Group Companies
NTT (Holding Company)	21.2	15.7	(5.5)	54.2%	29.0
NTT East	249.5	246.1	(3.3)	70.3%	350.0
NTT West	245.4	246.4	0.9	72.5%	340.0
NTT Communications	64.7	95.0	30.2	67.9%	140.0
NTT DATA (Consolidated)	82.9	109.2	26.2	73.8%	148.0
NTT DOCOMO (Consolidated)	540.4	472.3	(68.1)	67.5%	700.0

Note :	Forecasts for the year ending March 31, 2014 have not been changed from those announced in the financial results for the six months ended September 30, 2013.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2012	B Nine Months Ended Dec. 31, 2013			C Year Ending Mar. 31, 2014 (Forecast)(2)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues(1)	7,921.7	8,025.2	103.5	73.0%	11,000.0
Fixed Voice Related Services	1,291.2	1,184.8	(106.4)	—	—
Mobile Voice Related Services	967.3	789.5	(177.7)	—	—
IP/Packet Communications Services	2,790.6	2,789.6	(1.0)	—	—
Sales of Telecommunications Equipment	644.7	740.1	95.4	—	—
System Integration	1,423.7	1,585.6	161.8	—	—
Other	804.3	935.7	131.3	—	—
Operating Expenses(1)	6,928.5	7,040.1	111.6	72.1%	9,770.0
Cost of Services (exclusive of items shown separately below)	1,694.9	1,720.4	25.5	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	649.3	646.9	(2.4)	—	—
Cost of System Integration (exclusive of items shown separately below)	989.2	1,147.2	157.9	—	—
Depreciation and Amortization	1,408.9	1,394.9	(14.0)	—	—
Impairment Loss	0.8	0.2	(0.6)	—	—
Selling, General and Administrative Expenses	2,185.4	2,127.6	(57.9)	—	—
Write-Down of Goodwill and Other Intangible Assets	—	3.0	3.0	—	—
Operating Income	993.2	985.1	(8.1)	80.1%	1,230.0
Income Before Income Taxes	985.7	1,024.1	38.4	80.0%	1,280.0
Net Income Attributable to NTT	446.7	484.3	37.6	82.8%	585.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,581.3	1,603.2	21.9	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	3,663.8	3,753.2	89.4	—	—
Loss on Disposal of Property, Plant and Equipment	107.0	117.0	10.0	—	—
Other Expenses	166.7	168.6	1.9	—	—
Total	5,518.8	5,642.0	123.2	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	390.4	389.2	(1.1)	89.9%	433.0
Operating Expenses	104.7	100.2	(4.5)	67.3%	149.0
Operating Income	285.6	289.0	3.4	101.8%	284.0
Non-Operating Revenues	28.5	25.7	(2.7)	75.7%	34.0
Non-Operating Expenses	32.1	31.0	(1.1)	77.5%	40.0
Recurring Profit	282.0	283.7	1.7	102.1%	278.0
Net Income	280.9	282.9	1.9	101.0%	280.0

Notes:	(1)	Effective as of the three months ended June 30, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its “Mobile Voice Related Services revenues” and “IP/Packet Communications Services revenues” as “Other revenues,” and part of its Other revenues as “System Integration revenues.” Results for the nine months ended December 31, 2012 reflect such reclassification.

	(2)	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively in accordance with Accounting Standards Codification Topic 323, Investments-Equity Method and Joint Ventures, issued by the FASB.

	(3)	Forecasts for the year ending March 31, 2014 have not been changed from those announced in the financial results for the six months ended September 30, 2013.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2012	B Nine Months Ended Dec. 31, 2013			C Year Ending Mar. 31, 2014 (Forecast)(3)(4)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	1,364.6	1,319.5	(45.0)	74.0%	1,783.0
Voice Transmission Services (excluding IP)(1)	441.3	393.9	(47.4)	76.9%	512.0
IP Services(2)	624.1	630.7	6.5	74.8%	843.0
Leased Circuit (excluding IP)	92.5	88.8	(3.7)	75.9%	117.0
Telegraph	11.9	11.0	(0.8)	73.9%	15.0
Other	99.7	100.0	0.2	65.9%	296.0
Supplementary Business	94.7	94.9	0.2
Operating Expenses	1,303.6	1,249.5	(54.0)	72.7%	1,718.0
Personnel	81.6	80.1	(1.4)	74.2%	108.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	853.2	813.5	(39.7)	72.1%	1,129.0
Depreciation and Amortization	288.3	273.6	(14.7)	74.8%	366.0
Loss on Disposal of Property, Plant and Equipment	26.8	28.0	1.2	65.2%	43.0
Taxes and Public Dues	53.5	54.2	0.6	75.3%	72.0
Operating Income	60.9	70.0	9.0	107.6%	65.0
Non-Operating Revenues	42.4	41.6	(0.7)	86.8%	48.0
Non-Operating Expenses	22.3	21.7	(0.6)	72.6%	30.0
Recurring Profit	81.0	89.9	8.8	108.2%	83.0
Net Income	52.2	57.8	5.5	115.8%	50.0
NTT West (JPN GAAP)
Operating Revenues	1,208.5	1,172.0	(36.5)	73.9%	1,586.0
Voice Transmission Services (excluding IP)(1)	441.3	397.5	(43.8)	76.3%	521.0
IP Services(2)	493.8	502.0	8.1	74.0%	678.0
Leased Circuit (excluding IP)	84.5	78.6	(5.9)	74.2%	106.0
Telegraph	13.7	12.7	(0.9)	79.7%	16.0
Other	80.9	79.4	(1.5)	68.4%	265.0
Supplementary Business	94.0	101.6	7.6
Operating Expenses	1,190.3	1,153.0	(37.2)	73.6%	1,566.0
Personnel	78.8	73.9	(4.8)	73.3%	101.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	766.8	748.2	(18.6)	72.9%	1,027.0
Depreciation and Amortization	264.6	248.9	(15.6)	76.1%	327.0
Loss on Disposal of Property, Plant and Equipment	30.3	32.6	2.3	72.6%	45.0
Taxes and Public Dues	49.5	49.2	(0.2)	74.7%	66.0

Operating Income	18.2	18.9	0.6	94.9%	20.0
Non-Operating Revenues	32.8	31.8	(0.9)	81.7%	39.0
Non-Operating Expenses	24.3	23.1	(1.1)	74.8%	31.0
Recurring Profit	26.7	27.6	0.8	98.7%	28.0
Net Income	21.9	18.4	(3.4)	97.1%	19.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the nine months ended December 31, 2013 include monthly charges, call charges and interconnection charges of 286.7 billion yen, 32.2 billion yen and 48.3 billion yen for NTT East, and 287.6 billion yen, 29.8 billion yen and 53.9 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the nine months ended December 31, 2013 include “FLET’S Hikari” and “Hikari Denwa” charges (including monthly charges, call charges and connection device charges) of 355.4 billion yen and 133.5 billion yen for NTT East, and 282.9 billion yen and 110.3 billion yen for NTT West, respectively. “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(3)	Beginning on April 1, 2013, NTT Group has revised its estimate of the expected life of metal cables based on actual utilization to reflect an extended expected life. Forecast figures for the fiscal year ending March 31, 2014 reflect these revisions.

	(4)	Forecasts for the year ending March 31, 2014 have not been changed from those announced in the financial results for the six months ended September 30, 2013.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2012	B Nine Months Ended Dec. 31, 2013			C Year Ending Mar. 31, 2014 (Forecast)(6)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	699.7	685.4	(14.3)	74.1%	925.0
Voice Transmission Services (excluding IP)(1)	224.6	206.6	(18.0)	76.8%	269.0
IP Services(1)	278.6	276.2	(2.3)	74.3%	372.0
Data Transmission Services (excluding IP)(1)	51.5	46.5	(4.9)	77.6%	60.0
Leased Circuit(1)	38.4	34.0	(4.3)	75.6%	45.0
Solutions Business	124.8	136.9	12.0	68.8%	199.0
Other	20.0	19.0	(0.9)	76.2%	25.0
Operating Expenses	605.8	599.3	(6.4)	73.7%	813.0
Personnel	67.4	60.8	(6.5)	74.2%	82.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	282.0	294.0	12.0	74.0%	608.0
Communication Network Charges	167.2	155.7	(11.4)
Depreciation and Amortization	76.9	77.4	0.5	73.7%	105.0
Loss on Disposal of Property, Plant and Equipment	3.1	2.3	(0.7)	39.9%	6.0
Taxes and Public Dues	9.1	8.9	(0.2)	74.2%	12.0
Operating Income	93.9	86.0	(7.8)	76.8%	112.0
Non-Operating Revenues	19.4	23.3	3.9	106.1%	22.0
Non-Operating Expenses	7.6	7.0	(0.5)	58.7%	12.0
Recurring Profit	105.6	102.3	(3.3)	83.9%	122.0
Net Income	71.4	69.0	(2.3)	82.2%	84.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	349.3	425.6	76.3	74.5%	571.0
Operating Expenses(4)	336.4	413.5	77.1	74.6%	554.0
Operating Income(5)	12.9	12.1	(0.8)	71.3%	17.0
Net Income Attributable to NTT	9.3	8.1	(1.2)	—	—

Notes:	(1)	Beginning with the three months ended June 30, 2013, NTT consolidated IP-VPN and Wide-area Ethernet operating revenues into VPN operating revenues. Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the nine months ended December 31, 2013 include revenues from telephone subscriber lines (105.4 billion yen). Operating Revenues from IP Services include revenues from OCN (115.3 billion yen) and VPN (119.7 billion yen). Operating Revenues from Leased Circuit include revenues from conventional leased circuits (2.0 billion yen) and high-speed digital (13.0 billion yen). IP-VPN and Wide-area Ethernet operating revenues for the nine months ended December 31, 2013 were 47.9 billion yen and 31.8 billion yen, respectively.

	(2)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the nine months ended September 30, 2012 are stated under “A. Nine Months Ended Dec. 31, 2012,” Dimension Data’s financial results for the nine months ended September 30, 2013 are stated under “B. Nine Months Ended Dec. 31, 2013” and Dimension Data’s forecasts for the twelve months ended December 31, 2013 are stated under “C. Year Ending Mar. 31, 2014 (Forecast).”

	(3)	Conversion rate for Dimension Data figures: USD1.00 = JPY96.83

	(4)	Operating Expenses include costs associated with the acquisition of Dimension Data by NTT.

	(5)	Operating Income for the nine months ended December 31, 2013 under US GAAP was 4.1 billion yen.

	(6)	Forecasts for the year ending March 31, 2014 have not been changed from those announced in the financial results for the six months ended September 30, 2013.

4.	Financial Results and Projections (NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2012	B Nine Months Ended Dec. 31, 2013			C Year Ending Mar. 31, 2014 (Forecast)(2)
			Change	Progress
			B-A	B/C
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	911.8	942.5	30.6	70.9%	1,330.0
Public & Financial IT Services	506.5	497.8	(8.7)	68.9%	723.0
Enterprise IT Services	208.8	194.1	(14.7)	67.4%	288.0
Solutions & Technologies	120.1	127.1	7.0	71.5%	178.0
Global Business	176.1	228.2	52.1	78.7%	290.0
Elimination or Corporate	(99.8)	(104.9)	(5.0)	70.4%	(149.0)
Cost of Sales	690.1	733.8	43.6	71.3%	1,029.0
Gross Profit	221.6	208.7	(12.9)	69.3%	301.0
Selling, General and Administrative Expenses	172.8	182.9	10.1	75.9%	241.0
Operating Income	48.8	25.7	(23.1)	42.9%	60.0
Non-Operating Income (Loss)	(4.0)	2.7	6.7	—	(11.0)
Recurring Profit	44.7	28.4	(16.3)	58.0%	49.0
Net Income	22.0	10.1	(11.9)	44.0%	23.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues(1)	3,370.8	3,363.6	(7.2)	72.5%	4,640.0
Mobile Communications Services	2,399.1	2,220.2	(178.9)	75.0%	2,961.0
Voice Revenues	981.4	800.6	(180.7)	77.6%	1,032.0
Packet Communications Revenues	1,417.8	1,419.6	1.8	73.6%	1,929.0
Equipment Sales	583.7	675.8	92.1	67.1%	1,007.0
Other Operating Revenues	388.0	467.6	79.6	69.6%	672.0
Operating Expenses	2,668.6	2,674.9	6.3	70.4%	3,800.0
Personnel	208.9	207.8	(1.2)	72.6%	286.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	1,726.5	1,710.4	(16.1)	68.2%	2,507.0
Depreciation and Amortization	500.5	521.8	21.3	73.2%	713.0
Loss on Disposal of Property, Plant and Equipment	39.8	47.6	7.7	73.2%	65.0
Communication Network Charges	163.7	158.0	(5.8)	82.7%	191.0
Taxes and Public Dues	29.1	29.4	0.3	77.3%	38.0
Operating Income	702.2	688.7	(13.5)	82.0%	840.0
Non-Operating Income (Loss)	(3.0)	14.9	17.8	—	2.0
Income Before Income Taxes	699.2	703.6	4.3	83.6%	842.0
Net Income Attributable to NTT DOCOMO	416.5	430.2	13.7	84.3%	510.0

Notes:	(1)	Certain reclassifications have been made to “Operating Revenues” for the same period of the previous fiscal year to conform to the presentation used for the nine months ended December 31, 2013.

	(2)	Forecasts for the year ending March 31, 2014 have not been changed from those announced in the financial results for the six months ended September 30, 2013.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of Active Subscribers to the relevant services.

In the case of mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from NTT Group’s mobile communications business segment, such as revenues from FOMA mobile phone services and Xi mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2013 (From Apr. to Jun., 2013)	Three Months Ended Sept. 30, 2013 (From Jul. to Sept., 2013)	Three Months Ended Dec. 31, 2013 (From Oct. to Dec., 2013)	Nine Months Ended Dec. 31, 2012 (From Apr. to Dec., 2012)	Nine Months Ended Dec. 31, 2013 (From Apr. to Dec., 2013)	Year Ended Mar. 31, 2013	Year Ending Mar. 31, 2014 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,760	2,760	2,760	2,810	2,760	2,810	2,750
Telephone Subscriber Lines ARPU	2,410	2,410	2,410	2,460	2,410	2,450	2,400
INS-NET Subscriber Lines ARPU	5,030	5,030	5,040	5,060	5,040	5,060	5,030
FLET’S Hikari ARPU	5,750	5,680	5,650	5,880	5,690	5,860	5,700
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,690	2,700	2,700	2,730	2,700	2,720	2,690
Telephone Subscriber Lines ARPU	2,380	2,390	2,390	2,420	2,390	2,410	2,380
INS-NET Subscriber Lines ARPU	4,880	4,890	4,900	4,900	4,890	4,890	4,850
FLET’S Hikari ARPU	5,840	5,850	5,850	5,890	5,850	5,880	5,770
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+Xi)	4,610	4,590	4,510	4,890	4,570	4,840	4,530
Voice ARPU (FOMA+Xi)	1,470	1,430	1,370	1,800	1,420	1,730	1,320
Packet ARPU (FOMA+Xi)	2,680	2,670	2,640	2,690	2,660	2,690	2,700
Smart ARPU (FOMA+Xi)	460	490	500	400	490	420	510

Notes:	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

		—	Commencing in the fiscal year ending March 31, 2014, NTT East and NTT West began including in their respective FLET’S Hikari ARPU calculations revenues from NTT East’s and NTT West’s “FLET’S VPN WIDE” virtual private network option. These revenues are part of NTT East’s and NTT West’s operating revenues from IP services. As a result of this new calculation methodology, NTT East’s and NTT West’s FLET’S Hikari ARPU for the three months ended June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013 and for the fiscal year ended March 31, 2013 include revenues from “FLET’S VPN WIDE” as stated below.

			•	FY2012/1Q: NTT East 20yen, NTT West 10yen

			•	FY2012/2Q: NTT East 20yen, NTT West 20yen

			•	FY2012/3Q: NTT East 20yen, NTT West 20yen

			•	FY2012/4Q: NTT East 20yen, NTT West 20yen

			•	FY2012 Results: NTT East 20yen, NTT West 20yen

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(6)	The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (“FOMA”+“Xi”) = Voice ARPU (“FOMA”+“Xi”) + Packet ARPU (“FOMA”+“Xi”) + Smart ARPU (“FOMA”+“Xi”).

			—	NTT DOCOMO’s Voice ARPU (“FOMA”+“Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA”+“Xi”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “FOMA” and “Xi” services and our Smart ARPU (“FOMA”+“Xi”) is based on operating revenues from a part of Other Operating Revenues attributable to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

	(7)	NTT DOCOMO began using the Smart ARPU metric from the three months ended September 30, 2012. As a result, Smart ARPU is now included in Mobile Aggregate ARPU. In addition, the following amounts (content services related revenues) that were formerly included in Packet ARPU are now classified as Smart ARPU: 80 yen out of Packet ARPU revenues for the nine months ended December 31, 2012; and 80 yen out of Packet ARPU revenues for the year ended March 31, 2013.

	(8)	Communications module service, phone number storage service, mail address storage service and docomo Business Transceiver subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(9)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from April to June

			—	2Q Results: Sum of number of active subscribers** for each month from July to September

			—	3Q Results: Sum of number of active subscribers** for each month from October to December

			—	4Q Results: Sum of number of active subscribers** for each month from January to March

			—	Nine Months Results: Sum of number of active subscribers** for each month from April to December

			—	FY Results : Sum of number of active subscribers** for each month from April to March

			—	FY (Forecast): Sum of the sum of actual number of active subscribers at the end of each month from April to September and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at end of September + number of expected subscribers at end of the following March)/2)x6

	(10)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from April to June

			—	2Q Results: Sum of number of active subscribers** for each month from July to September

			—	3Q Results: Sum of number of active subscribers** for each month from October to December

			—	4Q Results: Sum of number of active subscribers** for each month from January to March

			—	Nine Months Results: Sum of number of active subscribers** for each month from April to December

			—	FY Results: Sum of number of active subscribers** for each month from April to March

			—	FY (Forecast): Sum of expected number of active subscribers** for each month from April to March

	(11)	Forecasts for the year ending March 31, 2014 have not been changed from those announced in the financial results for the six months ended September 30, 2013.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2013	As of Dec. 31, 2013	As of Mar. 31, 2014 (Forecast)
Interest-Bearing Liabilities	4,036.0	4,515.2	4,100.0

Note:	Forecasts for the year ending March 31, 2014 have not been changed from those announced in the financial results for the six months ended September 30, 2013.

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2013	Nine Months Ended Dec. 31, 2013	Year Ending Mar. 31, 2014 (Forecast)(1)
EBITDA	3,207.4 billion yen	2,443.8 billion yen	3,215.0 billion yen
EBITDA Margin	30.0%	30.5%	29.2%
Operating FCF	1,237.5 billion yen	1,134.8 billion yen	1,345.0 billion yen
ROCE	6.1%	—	6.1%

Notes:	(1)	Forecasts for the year ending March 31, 2014 have not been changed from those announced in the financial results for the six months ended September 30, 2013.

	(2)	Reconciliation of Indices are as follows.

8.	Reconciliation of Financial Indices (Consolidated)

		Year Ended Mar. 31, 2013	Nine Months Ended Dec. 31, 2013	Year Ending Mar. 31, 2014 (Forecast)
EBITDA (a+b)		3,207.4 billion yen	2,443.8 billion yen	3,215.0 billion yen
a	Operating Income	1,202.0 billion yen	985.1 billion yen	1,230.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,005.5 billion yen	1,458.7 billion yen	1,985.0 billion yen
EBITDA Margin [(c/d)X100]		30.0%	30.5%	29.2%
a	Operating Income	1,202.0 billion yen	985.1 billion yen	1,230.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,005.5 billion yen	1,458.7 billion yen	1,985.0 billion yen
c	EBITDA (a+b)	3,207.4 billion yen	2,443.8 billion yen	3,215.0 billion yen
d	Operating Revenues	10,700.7 billion yen	8,025.2 billion yen	11,000.0 billion yen
Operating FCF [(c-d)]		1,237.5 billion yen	1,134.8 billion yen	1,345.0 billion yen
a	Operating Income	1,202.0 billion yen	985.1 billion yen	1,230.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,005.5 billion yen	1,458.7 billion yen	1,985.0 billion yen
c	EBITDA (a+b)	3,207.4 billion yen	2,443.8 billion yen	3,215.0 billion yen
d	Capital Investment(1)	1,970.0 billion yen	1,309.0 billion yen	1,870.0 billion yen
ROCE [(b/c)X100]		6.1%	—	6.1%
a	Operating Income	1,202.0 billion yen	—	1,230.0 billion yen
	(Normal Statutory Tax Rate)	38%	—	38%
b	Operating Income X (1 - Normal Statutory Tax Rate)	742.1 billion yen	—	759.4 billion yen
c	Operating Capital Employed(2)	12,212.0 billion yen	—	12,460.6 billion yen

Notes:	(1)	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(2)	Figures for operating capital employed for the “Year Ended Mar. 31, 2013” have been revised to reflect the retroactive application of the equity method of accounting.

	(Billions of yen)
	Year Ended Mar. 31, 2013	Nine Months Ended Dec. 31, 2013
Payments for Property, Plant and Equipment	1,538.1	1,161.7
Payments for Acquisition of Intangible Assets	446.6	310.7
Total	1,984.7	1,472.4
Difference from Capital Investment	14.7	163.4